Exhibit 99.2

March 22nd, 2017

Table of Contents

Letter to Shareholders	3
Management’s Discussion & Analysis of Financial Condition and Results of Operations	5
Management’s Responsibility for Financial Reporting and Report on Internal Control over Financial Reporting	28
Independent Auditors’ Reports	30
Consolidated Financial Statements	32
Notes to Consolidated Financial Statements	36
Corporate Information	62
Shareholder Information	63

Dear Shareholder,

Throughout 2016, the NOVADAQ team achieved many milestones, marked by strong demand for our SPY fluorescence imaging technology. We also made meaningful progress by enhancing our product portfolio, broadening our sales reach, and moving toward greater revenue predictability. Financial results for the full-year 2016 included revenue of U.S.$80.1 million, a 25% increase over full year 2015. Recurring revenues for the full year were U.S.$32.9 million, representing a 41% year-over-year increase.

We are proud of our leadership position, validated by:

•	Use of SPY imaging technology in more than 75 different applications;
•	More than 260,000 procedures have been performed as of December 31, 2016;
•	SPY technology featured in more than 230 peer reviewed publications; and
•	An installed base of over 930 systems worldwide as of December 31, 2016

Our imaging technology allows real time, visual physiologic assessment and objective analysis of blood flow in vessels, tissue perfusion, and critical anatomical structures in the operating room – an estimated $2.7 billion in the U.S. market alone. We are encouraged by the continued momentum our platform is gaining. Procedures performed using SPY systems in 2016 increased 35% over 2015 and our installed base grew 31% year over year.

Our comprehensive imaging technology portfolio includes SPY ELITE for open surgery, PINPOINT for minimally invasive surgery, our newly launched SPY-PHI open field portable hand held imager and LUNA for chronic wounds. We also saw strong sales growth for our Dermacell advanced tissue products, which leverage clinical and call point synergy between the use of tissue and the visual assessment of the quality of tissue perfusion using our imaging technology.

Comprehensive, Market-Leading Imaging Solutions

SPY ELITE continued to gain adoption in breast reconstruction. Its ability to identify poorly perfused tissue is proving to be an absolute necessity in the growing direct-to-implant market, whereby patients have a complete reconstruction at the time of mastectomy. SPY ELITE is also becoming essential in nipple sparing mastectomy which leads to a much more aesthetically pleasing reconstruction.

The value of our PINPOINT system has been documented in colorectal surgery, where actionable images lead to reductions in anastomotic leaks and complications. PINPOINT has recently benefited from several enhancements making it the highest performing laparoscopic fluorescence imaging system in the market today. During 2016, we launched our 5.0 millimeter laparoscope that expanded PINPOINT's functionality to include procedures that routinely were not performed using a 10 millimeter laparoscope, such as laparoscopic cholecystectomy. The 2016 launch of our S1 camera now delivers the very best combination of white light and fluorescence imaging to surgeons performing a variety of minimally invasive surgeries.

In January 2017, the U.S. FDA 510(k) cleared our new SPY-PHI open surgery, portable handheld fluorescence imaging system. SPY- PHI will launch in Q2 2017 and we anticipate that the smaller footprint and lower cost of entry will make it a viable option where SPY ELITE historically could not be justified due to capital cost or procedure volumes.

The LUNA System allows physicians treating cardiovascular diseases such as chronic foot wounds the opportunity to visually observe blood flow to tissue in the extremities. Although it is too early to be definitive, recent studies indicate that LUNA may be a biomarker to direct patients to hyperbaric oxygen therapy.

DermACELL Advanced Human Dermal Matrix

NOVADAQ is the exclusive worldwide distributor of LifeNet Health’s Dermacell tissue products, by far the most advanced human dermal matrix in the market. As a result of LifeNet Health’s proprietary processing, Dermacell’s sterility properties are unmatched and offer a significant clinical advantage. We are pleased with our continued progress towards gaining market share in the use of Dermacell tissue in breast reconstruction surgery – currently a $400 million U.S. market opportunity. In wound care, we are utilizing the benefits of Dermacell to provide a cost-effective, one-application treatment solution for patients with chronic lower extremity ulcerations.

The Cigna Health Insurance published coverage policy issued on February 15, 2017 includes coverage for Dermacell when used in association with covered medically necessary breast reconstruction procedures and for the treatment of certain diabetic foot ulcers for which standard wound therapy has failed. Dermacell approved coverage across multiple payers now exceeds 108 million lives.

Clinical Developments

Our FILM trial is a randomized, prospective, open label, multi-center North American study of 150 patients assessing the safety and utility of lymph node mapping with our PINPOINT system in patients with uterine and cervical cancers. Data from the FILM trial is intended to support future regulatory product labeling submissions. Enrollment is complete, analysis of the data is underway and we anticipate presentation of the results in the second half of 2017.

Leadership

Our leadership was strengthened with two key additions to our Board of Directors. Karen Licitra joined us in September 2016, bringing her 30-year experience with Johnson and Johnson in sales, marketing, commercial and general management. At the beginning of 2017, Lisa Colleran joined our Board of Directors. Lisa served as chief executive officer of LifeCell Corporation and has more than 30 years of experience leading medical device companies, growing markets and creating shareholder value. Their experience and leadership will be highly valuable as we continue to grow.

Looking Ahead

In closing, I believe we are in our strongest position ever. We begin 2017 well positioned to continue executing on our strategy to drive strong recurring revenues while enabling broader access to our SPY technology through flexible purchasing options. We believe rebalancing of our revenue base will position NOVADAQ to meaningfully expand our presence and drive sustainable revenue growth not only in 2017, but in the years ahead.

I am proud of our progress and confident we will continue to extend our leadership position in fluorescence imaging. We look forward to a successful year, driven by clinical, economic and strategic value within the imaging space. I would like to thank my NOVADAQ colleagues for their accomplishments in 2016, and I would like to thank you personally for your continued support. We look forward to sharing our successes with you.

Sincerely,

Rick Mangat, PhD
President and Chief Executive Officer

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis [“MD&A”] for NOVADAQ® Technologies Inc. [“NOVADAQ” or the “Company”] should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2016, which have been prepared in accordance with International Financial Reporting Standards [“IFRS”] as issued by the International Accounting Standards Board [“IASB”]. All of the amounts are expressed in United States [“U.S.”] dollars unless otherwise indicated. References to “NOVADAQ” or “the Company” mean NOVADAQ and/or its management.

Forward-Looking Information

This MD&A contains certain information that may constitute forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of United States federal securities laws, both of which the Company refers to as forward-looking information. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not statements about the present or historical facts. Forward-looking information may relate to management’s future outlook and anticipated events or results, and may include statements or information regarding the future financial position, business strategy and strategic goals, competitive conditions, research and development activities, projected costs and capital expenditures, financial results, research and clinical testing outcomes, taxes and plans and objectives of, or involving, NOVADAQ. Without limitation, information regarding future sales and marketing activities, SPY, SPY Elite Fluorescence Imaging System [the “SPY Elite Imaging System”], PINPOINT Endoscopic Fluorescence Imaging System [the “PINPOINT Imaging System”], PINPOINT upgrade kit, LUNA™ Fluorescence Angiography System [the “LUNA Imaging System”], the Firefly™  component used in the da Vinci robot [“Firefly” and together with the SPY Elite, PINPOINT and LUNA Imaging Systems, collectively, the “SPY Imaging Systems”] and CO2 Heart Laser System and DermACELL® tissue products [collectively, the “Other Products”, and together with the SPY Imaging Systems, the “Products”] sales, placements and utilization rates, reimbursement for the various SPY Imaging System procedures and DermACELL tissue products [“DermACELL”], future revenues arising from the sales of the Company’s Products, the sales and marketing arrangements with LifeNet Health®  [“LifeNet Health”], the license and supply agreements with Intuitive Surgical®, Inc. [“Intuitive”],  the co-marketing agreement with Arthrex, Inc. [“Arthrex”], the distribution agreements with MAQUET Cardiovascular [“MAQUET”], the various international distribution agreements and future potential partnerships, research and development activities, the Company’s plans to seek further regulatory clearances for additional indications, as well as the Company’s plans for development of a surgical lymph node and tumor margin scintigraphy imaging system is forward-looking information.

Forward-looking information is based on certain factors and assumptions regarding, among other things, market acceptance and the rate of market penetration of NOVADAQ’s Products, the success of NOVADAQ’s partnerships and distribution arrangements, the effect of reimbursement codes for procedures involving use of the Products and the clinical results of the use of the Products. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect and actual results may vary materially from the disclosure herein. The successful commercialization of any one of the Products will depend on a number of financial, logistical, technical, legal, regulatory, competitive, economic and other factors, the outcome of which cannot be predicted, and some of which will be out of the Company’s control. Due to the early stage of commercialization for certain Products, it is difficult for the Company to accurately predict its future revenues or results of operations or the timing of its current research and development programs. In addition, despite the Company’s current focus on the commercialization of its products, the Company continues to invest in additional research and development in order to expand the applications of the SPY Imaging Systems, and these activities may require significant cash commitments which may, in turn, affect the profitability of the Company.

Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what the Company currently expects. These factors include: risks relating to the transition from research and development activities to commercial activities; market acceptance and adoption of the Products; risks relating to the Company’s transition to a direct sales and marketing model with respect to the SPY Imaging Systems; the risk that changes to current healthcare reimbursement codes or healthcare spending will negatively affect the acceptance or usage of the Products; quarter to quarter revenue fluctuations due to numerous external risk factors; risks related to third-party contractual performance; risks associated with the introduction of products or existing products by competitors that compete with the Products; risks associated with conducting business internationally; risks related to medical or scientific advances that could render the Products obsolete; market acceptance and adoption of the SPY Imaging Systems and/or DermACELL; dependence on key suppliers for components of certain Products; regulatory and clinical risks; risks relating to the protection of its patents, trade secrets, trademarks and other intellectual property (“IP”) and third party IP; risks inherent in the conduct of research and development activities, including the risk of unfavorable or inconclusive clinical trial outcomes; potential product liability, competition and the risks posed by potential technological advances; and risks relating to fluctuations in the exchange rate between the U.S. and the Canadian dollar.

The Company has also included important factors in the cautionary statements included in the Company’s Annual Information Form [“AIF”] for the year ended December 31, 2015, which is filed on SEDAR at www.sedar.com and on EDGAR. Forward-looking information is provided in the AIF and this MD&A for the purpose of giving information about management’s current expectations and plans and allowing investors and others to get a better understanding of the Company’s operating environment. However, readers are cautioned that it may not be appropriate to use such forward-looking information for any other purpose. Prospective investors should give careful consideration to these risk factors and other uncertainties discussed herein. NOVADAQ believes that these factors could cause actual results or events to differ materially from the forward-looking statements that it makes.

Undue importance should not be placed on forward-looking information, nor should reliance be placed upon this information as of any other date. Unless required by law, NOVADAQ does not undertake to update this information at any particular time. These forward-looking statements are made as of the date of this MD&A. Unless otherwise indicated, this MD&A was prepared by management from information available through February 28, 2017.

COMPANY OVERVIEW

NOVADAQ (Toronto Stock Exchange (“TSX”): NDQ; NASDAQ Global Market (“NASDAQ”): NVDQ) primarily develops, manufactures and markets real-time fluorescence imaging products that are designed for use by surgeons in the operating room and other clinical settings where open and minimally invasive surgery or interventional procedures are performed.

The SPY fluorescence imaging technology utilized in the SPY Elite, PINPOINT, LUNA Imaging Systems and Firefly (“SPY Fluorescence Imaging”) provides clinically relevant anatomic and physiologic images of blood flow in vessels and micro-vessels during a wide variety of surgical procedures and management of acute and chronic wounds. The technology utilized in SPY Imaging Systems has a strong record of safety and does not expose the patient or staff to ionizing radiation. The SPY Fluorescence Imaging core technology platform is flexible and can be used to develop unique imaging devices specifically designed to meet the needs of different surgeons and the specialty procedures they perform. SPY images enable surgeons treating illnesses such as breast, head and neck, colon, kidney and other cancers, complex hernias, diabetes and certain cardiovascular diseases that result in chronic non-healing wounds, to effectively visualize blood flow in vessels, co-joined vessels and micro-vessels and to visually assess the quality of blood perfusion in tissue, such as skin and organs.

NOVADAQ’s direct sales and marketing efforts are currently focused on the following market development activities: (1) expansion, training and development of the existing sales and marketing teams to support the establishment of two distinct sales divisions (surgical and wound care); (2) commercialization activities required to support the continued growth and distribution of the SPY Imaging Systems, such as post-market research, clinical studies, key opinion leader development, educational support, material development and reimbursement validation; (3) continued development and execution of commercialization strategies to market LifeNet Health’s DermACELL tissue products for breast reconstruction surgery and wound care in North America; (4) marketing activities required to continue to develop new clinically relevant applications for SPY Imaging Systems; and (5) commercialization activities required to support the growth, marketing and sale of SPY Imaging Systems globally in conjunction with the Company’s international distribution partners. Despite the Company’s current focus on the commercialization of the SPY Imaging Systems, the Company continues to invest in expanding the applications of its current and future imaging platforms and direct sales offers.

The SPY Elite® Imaging System is Conformité Européenne (CE Marked), licensed by Health Canada, registered in multiple International markets and 510(k) cleared by the U.S. Food and Drug Administration [“FDA”] for the visualization of blood flow in vessels and tissue perfusion during multiple open surgery applications.  The LUNA Imaging System is FDA 510(k) cleared for use in cardiovascular applications, including the assessment of blood flow in peripheral vessels and perfusion in extremities for patients with vascular disease and conditions that can lead to chronic and acute wounds. The PINPOINT Imaging System is FDA 510(k) cleared, CE Marked, licensed by Health Canada and approved by several other regulatory authorities outside of the U.S., for use in minimally invasive surgical procedures and combines the capabilities of SPY imaging with state-of-the-art high definition visible light visualization offered by conventional endoscopes. The SPY and SPY Elite Systems are also CE Marked for sale in Europe, are licensed by Health Canada and have regulatory authority approval for sale in certain other markets outside of the United States including Australia, Brazil, China, Israel, Japan, New Zealand, Philippines, Singapore, South Korea, Taiwan and Turkey. PINPOINT is approved for sale in Australia, Brazil, China, Israel, Japan, Mexico, New Zealand, Philippines, South Korea, Taiwan, Thailand and Turkey. The Company also markets the SPY Analysis Toolkit [“SPY-Q”], which is a companion post-processing software designed to allow physicians to enhance and apply objective analysis tools to SPY Elite and LUNA images. SPY-Q is also 510(k) cleared by the FDA and is also available in markets outside of the United States.

DermACELL is a technologically advanced Acellular Dermal Matrix (“ADM”) that is used in breast reconstruction surgeries, as well as in the treatment of diabetic foot and venous stasis ulcers and chronic non-healing wounds. Adequate blood supply is critical for successful use of regenerative human tissue matrix allografts. The use of NOVADAQ’s SPY Imaging Systems alongside DermACELL allows clinicians to visually assess the quality of blood flow in tissue in real time allowing for the validation of adequate perfusion to support integration with native tissue at the time of allograft implant.

NOVADAQ’s intellectual property consists of 70 patent families representing 120 granted or allowed patents and 158 pending applications in various stages of review and prosecution. While the industry is highly competitive and subject to rapid and significant technological changes, the Company believes that there currently is no widely adopted alternative practical method of routinely visually assessing blood flow in vessels and micro vessels and tissue perfusion during the course of complex open, robotic or minimally invasive operative procedures. NOVADAQ will vigorously defend its patent estate if infringement is deemed to occur.

Over the years, the Company has incurred recurring operating losses, having invested significantly in its research and development activities, as well as supporting its selling and marketing, and general and administrative expenses. The Company has financed its operations through different sources including the issuance of common shares and shareholder warrants, the formation of strategic alliances with licensee partners and research and development grants awarded by governmental agencies. The Company expects to continue to incur losses and may require significant capital to fulfill its future obligations. Please refer to the section on “Liquidity and Capital Resources” below. The Company believes that its market leadership position, the ongoing advancement of its technology and the quality of its direct sales and marketing infrastructure will allow it to operate profitably in the future.

Over 230 peer-reviewed publications report clinical experiences using SPY Imaging Systems in open, robotic and endoscopic surgeries and wound care. Academic literature supports claims that the use of SPY Imaging Systems enhances intra-procedural decision-making and enables surgeons to repair or remove tissue that could, otherwise, lead to post-operative complications. These complications can negatively impact patient quality of life and significantly increase overall treatment costs.

NEW DEVELOPMENTS IN 2016

On July 6, 2016, Dr. Rick Mangat, co-founder of the Company and co-inventor of SPY Fluorescence Imaging, was appointed as the Company’s President and Chief Executive Officer (CEO). He succeeds Dr. Arun Menawat who has resigned as the Company’s President, CEO and Chairman of its Board of Directors on the same date to pursue new opportunities and interests. Additionally, Bill MacKinnon, former CEO of KPMG Canada and head of NOVADAQ’s audit committee, was appointed Chairman of the Company’s Board of Directors. Dr. Mangat previously served as NOVADAQ's Sr. Vice-President and General Manager, overseeing development of the Company’s global sales and marketing team.

On September 6, 2016, NOVADAQ announced that effective October 1, 2016, Karen A. Licitra would be joining the Board of Directors. Ms. Licitra has a track record of accomplishments in sales, marketing, commercial and general management in the global healthcare industry and having most recently served as Corporate Vice-President Worldwide Government Affairs & Policy at Johnson & Johnson. NOVADAQ further announced that, in conjunction with Ms. Licitra’s appointment, Harold O. Koch was resigning from his position as a director of the Company and chair of the Governance Committee.

In Q4 2016, management decided to close the PILLAR III clinical trial as of the interim enrollment of 440 subjects or by no later than March 31, 2017. PILLAR III initiated in January 2015 and as of December 31, 2016, enrollment included 320 subjects from 25 sites.

NEW DEVELOPMENTS IN 2017

On January 4, 2017, NOVADAQ announced that Lisa Colleran has been appointed to its Board of Directors, effective immediately.  Ms. Colleran is a veteran in the healthcare industry with more than 30 years of experience leading medical device companies, growing markets and creating shareholder value.  Previously, Ms. Colleran was chief executive officer and president of LifeCell Corporation.

On January 6, 2017, NOVADAQ entered into a credit facility with MidCap Financial consisting of a term and revolving loan that will provide NOVADAQ with new financing of up to $60,000,000 [see Subsequent Event].

On January 11, 2017, NOVADAQ received FDA 510(k) clearance for the Company’s SPY PHI open surgery, portable handheld fluorescence imaging system. SPY PHI is indicated for use in gastrointestinal and plastic reconstructive microsurgery for the visualization of blood flow in vessels and tissue perfusion. SPY PHI offers superior white light visualization and fluorescence imaging in a convenient portable hand held system. The Company anticipates that the smaller footprint associated with SPY PHI may make it ideal for use in new applications performed in space limited environments such as emergency departments and ambulatory surgery centers.

On February 21, 2017, global health services company Cigna announced that it will cover DermACELL for breast reconstruction surgery and DermACELL AWM for diabetic foot ulcers. With this decision, more than 15 million Cigna members throughout Arizona, California, Colorado, Connecticut, Florida, Georgia, Illinois, Maryland, Missouri, North and South Carolina, Tennesse, Texas and Virginia will have coverage for DermACELL and DermaACELL AWM.

On February 28, 2017, NOVADAQ announced that Rick Mangat, the Company’s President and CEO, was appointed to the Board of Directors effective immediately.

SELECTED ANNUAL INFORMATION

The table below summarizes information regarding NOVADAQ's revenues, loss from operations and other financial information for the years presented in accordance with IFRS as issued by the IASB and should be read in conjunction with the corresponding audited consolidated financial statements and related notes.

	For the years ended

in $000’s, except per share amounts and %	2016	2015	2014

Revenues
Product sales	74,811	60,799	40,696
Royalty revenue	2,139	2,023	1,909
Partnership fee revenue	—	—	3,291
Service revenue	3,121	990	704
Total revenues	80,071	63,812	46,600
Cost of sales (1)	29,311	18,726	16,058
Gross profit (1)	50,760	45,086	30,542
Gross profit percentage	63%	71%	66%
Operating expenses
Selling and distribution expenses	71,919	54,518	27,684
Research and development expenses	17,393	17,549	10,782
Administrative expenses	15,851	9,052	10,295
Termination fee	—	—	4,500
Total operating expenses	105,163	81,119	53,261
Loss from operations	(54,403)	(36,033)	(22,719)
Finance costs	(96)	(104)	—
Finance income	297	250	226
Warrants revaluation adjustment	1,324	5,021	(1,836)
Gain on investment	—	—	25
Loss before income taxes	(52,878)	(30,866)	(24,304)
Income tax (expense) recovery	(33)	36	(50)
Net loss and comprehensive loss for the year	(52,911)	(30,830)	(24,354)
Basic loss and comprehensive loss per share for the year	(0.93)	(0.55)	(0.44)
Diluted loss and comprehensive loss per share for the year	(0.93)	(0.63)	(0.44)

(1)	During Q4 2016, the Company recorded a non-cash write-down of inventory in cost of sales in the amount of $4,071.

RESULTS OF OPERATIONS – Year ended 2016 as compared to 2015

Revenues

Revenues increased by 25% to $80,071,000 in 2016 from $63,812,000 in 2015. Product sales increased by $14,012,000 or 23%, comprised of increases in total recurring revenue of $7,596,000 or 30% (direct and partnered) and total capital sales (direct, partnered and international) of $6,416,000 or 18%.

Royalty revenue in 2016 increased by $116,000 as compared to 2015 due to more Firefly Illuminators being sold by our partner.

Service revenue increased by $2,131,000 or 215% to $3,121,000 in 2016 from $990,000 in 2015, mainly due to the recognition of revenue on new and previously deferred extended service contracts.

Total direct revenue increased by $12,349,000 or 24% to $63,827,000 in 2016 from $51,478,000 in 2015 as a result of an increase in direct recurring revenue of 41% and an increase in direct capital revenue of 10%. Direct revenues exclude our revenue generated through partners and through international distributors.  Direct recurring revenues include all kits, service, rental and DermACELL sales.

Gross Profit

Gross profit was $50,760,000 for the year ended 2016 compared to $45,086,000 in 2015. As a percentage of revenue, gross profit decreased by 8% from 71% in 2015 to 63% in 2016. During Q4 2016, the Company recognized a non-cash write-down of inventory in the amount of $4,071,000. The inventory in question, $3,400,000 of which had been purchased and spent in 2013 and 2014, was to support a development project which is ongoing. As part of our ongoing assessment of development work, in the fourth quarter of 2016 we decided to broaden the scope of the project to increase its strategic value to the Company, which pushed back the expected project end-date.  The broadened development project, which is significant is scope, is progressing well, and is likely to be commercialized in 2018 with greater strategic value to the Company than the original project. However, in conducting our analysis of recoverability for accounting purposes in the fourth quarter of 2016, we made the assessment that due to the age of the particular inventory on hand, the inventory is no longer of use in operations based on our revised strategy and the recovery of value is doubtful under IFRS. The Company will record proceeds received on this inventory, if any, in future periods. We expect to be in a position to discuss the nature and status of this project in late 2017. The write-down was included in cost of sales. Excluding, this write-down, gross profit as a percentage of revenue was 68%, representing a decrease of 3% as compared to 2015.  The decrease in gross profit percentage, as adjusted for the write-down, was a result of higher tissue revenue, as well as partnered and international revenue.

Operating Expenses

Selling and distribution expenses of $71,919,000 for the year ended December 31, 2016 were $17,401,000 higher than expenses of $54,518,000 in 2015 as a result of additional direct sales force personnel and higher promotional spending. This was partially offset by a decrease in costs of $3,378,000 related to the sponsorship of clinical studies.

Research and development expenses of $17,393,000 for year ended December 31, 2016 were $156,000 lower than expenses of $17,549,000 in 2015 due to lower patent and trademark expenses of $4,482,000. This was partially offset by higher clinical trial expenses of $1,231,000; an increase in product design costs of $1,682,000; and higher employee related and occupancy costs to support expanded operations.

Administrative expenses of $15,851,000 for the year ended December 31, 2016 were $6,799,000 higher than expenses of $9,052,000 in 2015. As a result of the resignation of the Company’s former Chief Executive Officer [“CEO”], the Company recognized stock-based compensation cost of $1,853,000 in 2016 relating to the stock options and RSUs granted to the former CEO, which had not yet vested at the time of the resignation and which were not cancelled subsequently.  In addition, the Company provided cash compensation in the amount of $1,853,000 for costs related to the resignation. Excluding these costs, administrative expenses were $3,093,000 higher compared to the year ended December 31, 2015.  The increase mainly related to higher bad debts expense of $839,000; an increase in personnel costs of $925,000 as a result of additional headcount; higher stock-based compensation in the amount of $654,000;   and an unfavorable impact from changes in foreign exchange rates in the amount of $397,000.

Finance Costs

Finance costs of $96,000 for the year ended December 31, 2016 were comprised of non-cash imputed interest for the distribution rights payable to LifeNet.

Finance Income

Finance income of $297,000 for the year ended December 31, 2016 was higher than income of $250,000 in 2015 due to a higher interest rate earned on cash balances, partially offset by a reduction in cash balances resulting from cash usage to support operations.

Warrants Revaluation Adjustment

The revaluation of the warrants to fair value resulted in non-cash revaluation income of $1,324,000 for the year ended December 31, 2016 compared to $5,021,000 in 2015. The outstanding warrants were fully exercised during 2016.

Net Loss

Net loss for the year ended December 31, 2016 was $52,911,000, compared to a net loss of $30,830,000 in 2015. The increase in net loss of $22,081,000 was primarily due to increased operating costs in the amount of $24,044,000 and a decrease in non-cash warrant revaluation income of $3,697,000, partially offset by an increase in gross profit by $5,674,000.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth information regarding NOVADAQ's revenues, loss from operations and other information for the periods presented, which were prepared in accordance with IFRS as issued by the IASB, and should be read in conjunction with the corresponding unaudited interim condensed consolidated financial statements and related notes.

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
in $000’s, except per share amounts and %	2016	2016	2016	2016	2015	2015	2015	2015

Revenues
Product sales	18,248	20,736	19,048	16,780	19,104	16,290	14,337	11,067
Royalty revenue	594	494	556	495	587	443	541	452
Service revenue	1,228	929	513	451	327	303	189	172
Total revenues	20,070	22,159	20,117	17,726	20,018	17,036	15,067	11,691
Cost of sales (1)	12,329	6,267	5,646	5,068	5,648	4,477	4,381	4,220
Gross profit (1)	7,741	15,892	14,471	12,658	14,370	12,559	10,686	7,471
Gross profit percentage (1)	39%	72%	72%	71%	72%	74%	71%	64%

Operating expenses
Selling and distribution expenses	18,255	19,289	19,068	15,308	13,157	13,370	15,493	12,498
Research and development expenses	4,751	4,755	4,726	3,163	4,817	3,981	5,129	3,622
Administrative expenses	3,251	2,782	7,261	2,557	2,587	1,319	2,458	2,687
Total operating expenses	26,257	26,826	31,055	21,028	20,561	18,670	23,080	18,807
Loss from operations	(18,516)	(10,934)	(16,584)	(8,370)	(6,191)	(6,111)	(12,394)	(11,336)
Finance costs	(24)	(24)	(24)	(24)	(26)	(26)	(26)	(26)
Finance income	60	69	77	90	84	56	56	54
Warrant revaluation adjustment	—	—	—	1,324	(3,661)	2,321	6,338	23
Loss before income taxes	(18,480)	(10,889)	(16,531)	(6,980)	(9,794)	(3,760)	(6,026)	(11,285)
Income tax recovery (expense)	(22)	(7)	(4)	—	(13)	48	––	––
Net loss and comprehensive loss for the period	(18,502)	(10,896)	(16,535)	(6,980)	(9,807)	(3,712)	(6,026)	(11,285)

Basic loss and comprehensive loss per share for the period	(0.32)	(0.19)	(0.29)	(0.12)	(0.17)	(0.07)	(0.11)	(0.20)
Diluted loss and comprehensive loss per share for the period	(0.32)	(0.19)	(0.29)	(0.14)	(0.17)	(0.11)	(0.22)	(0.20)

(1)

As a percentage of revenue, gross profit decreased by 33% from 72% in Q4-2015 to 39% in Q4-2016. The decrease in gross profit percentage was primarily the result of a non-cash write-down of inventory in Q4-2016 in the amount of $4,071,000 as a result of recording inventory related to a development project at its net realizable value as discussed previously in this MD&A.  The write-down was included in cost of sales.  Excluding this write-down, gross profit, as a percentage of revenue was 59% in Q4-2016.  The decrease from Q4-2015 was primary due to higher recurring, partnered and international revenues and lower high margin capital sales. In comparison to Q3-2016, gross profit as percentage of revenue decreased mainly due to the non-cash write down of inventory in Q4-2016 and higher recurring revenues.

Balance Sheet Data

in $000’s	As at December 31, 2016	As at December 31, 2015	As at December 31, 2014

Cash and cash equivalents	62,383	106,790	141,448
Working Capital	77,637	128,614	156,649
Total assets	136,900	175,972	196,881
Total non-current liabilities	2,310	19,022	28,056
Total liabilities	24,920	33,010	34,390
Shareholders' equity	111,980	142,962	162,491

RESULTS OF OPERATIONS – Q4-2016 as compared to Q4-2015

Revenues

Revenues remained consistent in Q4-2016 at $20,070,000 as compared to $20,018,000 in Q4-2015.  Product sales decreased by $856,000 or 4%, comprised of a decrease in total capital sales (direct, partnered and international) of $3,571,000, or 30% partially offset by higher total recurring revenue of $2,741,000 or 38%.

Service revenue increased by $901,000 or 276% to $1,228,000 in Q4-2016 from $327,000 in Q4-2015, mainly due to the recognition of revenue on new and previously deferred extended service contracts.

Total direct revenue decreased by $2,625,000 or 15% to $14,396,000 in Q4-2016 from $17,021,000 in Q4-2015 as a result of a decrease in direct capital revenue of 53%, partially offset by an increase in direct recurring revenue of 43%.

In comparison to Q3-2016, revenues decreased by $2,089,000 or 9% mainly due to lower capital sales, which was partially offset by an increase in recurring revenue.

In Q4-2016, an estimated 14,800 procedures using SPY technology systems were performed, representing an increase over Q4-2015 and Q3-2016 of 30% and 5%, respectively.

Gross Profit

Gross profit was $7,741,000 in Q4-2016 compared to $14,370,000  in Q4-2015.  As a percentage of revenue, gross profit decreased by 33% from 72% in Q4-2015 to 39% in Q4-2016. The decrease in gross profit percentage was primarily the result of a non-cash write-down of inventory in Q4-2016 in the amount of $4,071,000. The inventory in question, $3,400,000 of which had been purchased and spent in 2013 and 2014, was to support a development project which is ongoing. As part of our ongoing assessment of development work, in the fourth quarter of 2016 we decided to broaden the scope of the project to increase its strategic value to the Company, which pushed back the expected project end-date.  The broadened development project, which is significant is scope, is progressing well, and is likely to be commercialized in 2018 with greater strategic value to the Company than the original project. However, in conducting our analysis of recoverability for accounting purposes in the fourth quarter of 2016, we made the assessment that due to the age of the particular inventory on hand, the inventory is no longer of use in operations based on our revised strategy and the recovery of value is doubtful under IFRS. The Company will record proceeds received on this inventory, if any, in future periods. We expect to be in a position to discuss the nature and status of this project in late 2017. The write-down was included in cost of sales. The write-down was included in cost of sales. Excluding this write-down, gross profit, as a percentage of revenue was 59% in Q4-16.  The decrease from Q4-2015, as adjusted for the write-down, was primary due to higher recurring, partnered and international revenues and lower capital sales. In comparison to Q3-2016, gross profit as percentage of revenue decreased mainly due to the non-cash write down of inventory in Q4-2016 and higher recurring revenues.

Operating Expenses

Selling and distribution expenses of $18,255,000 for Q4-2016 were $5,098,000 higher than Q4-2015 expenses of $13,157,000 as a result of additional direct sales force personnel and higher promotional spending. In comparison to Q3-2016, selling and distribution expenses were lower by $1,034,000 or 5% as a result of lower promotional spending.

Research and development expenses of $4,751,000 in Q4-2016 were $66,000 lower than Q4-2015 expenses of $4,817,000 mainly due to lower patent and trademark expenses of $913,000. This was partially offset by an increase in product design costs of $242,000 and higher employee related and occupancy costs to support expanded operations. Research and development expenses remained consistent in comparison to Q3-2016.

Administrative expenses of $3,251,000 in Q4-2016 were $664,000 higher than Q4-2015 expenses of $2,587,000 as a result of an increase in bad debts expense of $386,000; an unfavorable impact from foreign exchange rates in the amount of $85,000; and higher employee related costs due to increased headcount.  In comparison to Q3-2016, administrative expenses increased by $469,000, mainly due to an increase in professional fees of $418,000 and higher bad debt expense of $267,000. This was partially offset by lower stock-based compensation of $307,000; a favorable impact from foreign exchange rates in the amount of $139,000 and higher employee related costs.

Finance Costs

Finance costs for the three-month periods presented were comprised of non-cash imputed interest for the distribution rights payable to LifeNet.

Finance Income

Finance income decreased to $60,000 in Q4-2016 from $84,000 in Q4-2015 due to a reduction in cash balances resulting from cash usage to support operations.

Warrants Revaluation Adjustment

The non-cash warrant valuation adjustment was nil in Q4-2016 compared to expense of $3,661,000 in Q4-2015. During Q1-2016 the outstanding warrants were fully exercised.

Net Loss

Net loss was $18,502,000 in Q4-2016 compared to a net loss of $9,807,000 in Q4-2015.  The increase in net loss was primarily a result of an increase in operating expenses of $5,696,000 and a decrease in gross profit of $6,629,000, which included a non-cash write-down to inventories in the amount of $4,071,000. This was partially offset by the non-cash warrant revaluation expense of $3,661,000 recognized in Q4-2015.

In comparison to Q3-2016, net loss increased by $7,606,000 primarily due to a decrease in gross profit of $8,151,000, partially offset by a decrease in operating expenses of $569,000.

FINANCIAL POSITION

The following is a discussion of the changes to the Company’s financial position as at December 31, 2016 as compared to December 31, 2015:

in $000's, except %	As at December 31, 2016	As at December 31, 2015	Change ($)	Change (%)	Comments
ASSETS
Current assets
Cash and cash equivalents	62,383	106,790	(44,407)	(42)	See Liquidity and Capital Resources section below.
Accounts receivable	27,597	21,768	5,829	27	An increase in sales in Q4-16 and Q3-16, compared to Q4-15 and Q3-15.
Prepaid expenses and other assets	5,971	3,363	2,608	78	An increase in deposits for inventory, prepaid insurance and deposits for sales and marketing events.
Inventories	4,296	10,681	(6,385)	(60)	A decrease due to a write-down of $4,071 and higher capital sales and devices placed for use at hospitals in Q4-2016 year-to-date.
	100,247	142,602	(42,355)	(30)
Non-current assets
Long-term receivables	298	—	298	100
Property and equipment, net	19,508	14,830	4,678	32	Net additions in 2016 due to revenue generating assets of $10,506, computer equipment of $381 and leasehold improvements of $181, less depreciation of $6,390.
Intangible assets, net	16,847	18,540	(1,693)	(9)	A decrease due to amortization recorded during the year-ended December 31, 2016.

Total Assets	136,900	175,972	(39,072)	(22)

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	19,225	12,145	7,080	58	An increase due to working capital requirements and $880 remaining to be paid as at December 31, 2016 related to the resignation of the former CEO.
Provisions	510	455	55	12	An increase in warranty provision due to higher capital sales for the year ended December 31, 2016 compared to the year ended December 31, 2015.
Deferred revenue	2,156	1,125	1,031	92	An increase in extended service contracts purchased by customers.
Income taxes payable	24	13	11	85	An increase in state tax expense.
Distribution rights payable	250	250	—	—
Other liabilities	445	—	445	100	An increase due to DSUs granted during Q2-2016 less payment of $146 made in Q4-2016.
	22,610	13,988	8,622	62
Non-current liabilities
Deferred revenue	729	849	(120)	(14)
Distribution rights payable	1,581	1,735	(154)	(9)	A decrease resulting from payment made to reduce the total outstanding balance in 2016.
Shareholder warrants	—	16,438	(16,438)	(100)	Exercises of $15,114 and non-cash revaluation adjustment of $1,324.

Total Liabilities	24,920	33,010	(8,090)	(25)

Total Shareholders' Equity	111,980	142,962	(30,982)	(22)	Net loss of $52,911 offset by stock based compensation of $6,725 for stock options and RSUs and the exercise of shareholder warrants and stock options of $15,114 and $90, respectively.

Total Liabilities and Shareholders' Equity	136,900	175,972	(39,072)	(22)

LIQUIDITY AND CAPITAL RESOURCES

Since its inception, NOVADAQ has financed its cash requirements primarily through the issuance of securities and convertible debt, strategic alliances, licensing and development fees, investment tax credits and government funding and interest income. Given the Company’s history of continuing losses and its accumulated deficit, revenues will need to continue to increase over a sustained period. The Company does not yet generate sufficient operational cash flows to meet the Company's planned growth and to fund development activities. The Company relies on funding from outside sources to execute its current and future business development plans which include but are not limited to potential acquisitions, design and development and clinical trials, the investment required for the revenue generating assets utilized in the placement and rental models and the required funding for the recruitment and development of the direct sales team. The Company is dependent on the willingness of investors or strategic partners to continue to invest in the Company or to enter into strategic relationships to continue further development of the Company’s products. There can be no assurance, however, that NOVADAQ will be successful in securing partnerships or financing on terms that would be favorable to the Company, or at all.

Based on the cash on hand in the amount of $62,383,000 as at December 31, 2016, the capacity to borrow funds from its term and revolving loans (as further described below), and the sales and margins which the Company anticipates to generate from operations in the upcoming 12 months, the Company expects to have sufficient funds to support its cash requirements for at least the next 12 months. The Company invests its cash and cash equivalents in daily interest accounts at a chartered bank in Canada.

Operating Activities

For the year ended December 31, 2016, cash used in operating activities was $33,045,000 which included cash expenditures (cash burn) before change in working capital of $34,670,000, and an increase in non-cash working capital of $2,042,000.  The cash burn during the year was mainly driven by costs associated with the continued build-out of NOVADAQ’s direct sales and marketing infrastructure. In addition, $973,000 was paid during the year related to the resignation of the former CEO. The increase in working capital was driven by increases in accounts payable and accrued liabilities and deferred revenue and a decrease in inventories.  This was partially offset by increases in accounts receivable and prepaid and other assets.

Investing Activities

For the year ended December 31, 2016, cash used in investing activities was $11,069,000, comprised of net additions to revenue generating fixed assets which were primarily utilized in the placement of assets at hospitals and clinics.

Financing Activities

For the year ended December 31, 2016, cash used in financing activities was $305,000, mainly comprised of the payment of distribution rights payable and other liabilities.

Revolver Loan

On August 26, 2011, the Company executed a revolving credit agreement with a Canadian chartered bank entitling the Company to borrow to a maximum limit of $2,500,000 Canadian dollars, subject to a borrowing base formula, certain financial covenants and reporting requirements. The credit facility is secured by a General Security Agreement constituting a first ranking security interest in all personal property of the Company, with a conventional rate of interest. The Company is in compliance with the financial covenants and reporting requirements at December 31, 2016.

As at December 31, 2016, $263,776 Canadian dollars was drawn under the revolver loan for letters of credit outstanding (2015 - $271,890 Canadian dollars).

On January 6, 2017, the revolving credit agreement was terminated [see Subsequent Event].

Credit Facility

On January 6, 2017, NOVADAQ entered into a credit facility with MidCap Financial consisting of a term and revolving loan that will provide NOVADAQ with new financing of up to $60,000,000 [see Subsequent Event].

Contractual Obligations

The Company’s short-term and long-term contractual obligations are as follows:

in $000’s	0-1 year	1-5 years	After 5 years
Operating leases	644	1,822	1,776

The long-term operating lease commitments are for premises located in: Mississauga, ON, Burnaby, BC, Taunton, MA, Hong Kong, Germany and Switzerland.

Critical Accounting policies and estimates

The Company prepared its Consolidated Financial Statements in accordance with IFRS as issued by the IASB. An understanding of the Company’s accounting policies is necessary for a complete analysis of results, financial position, liquidity and trends. Refer to Note 2 to the Consolidated Financial Statements for additional information on accounting policies. The following section discusses key estimates and assumptions that management has made under IFRS and how they affect the amounts reported in the Consolidated Financial Statements and notes. The following is a discussion of the Company’s critical accounting policies:

Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured, regardless of when the payment is being made. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duties. The Company assesses its revenue arrangements with all of its customers and partners against specific criteria to determine if it is acting as principal or agent. The specific recognition criteria described below must also be met before revenue is recognized.

Product sales

Product sales to customers

Revenue from the sale of medical devices and consumables is recognized when significant risks and rewards of ownership have passed or transferred to the customer, generally when a product is picked up by the shipper for delivery or when consumed by the customer in the case of consignment inventory, collection of the related receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

Products sales under partnership agreements

Revenue is recognized on sale of capital devices or consumable products when they are picked up by the shipper for delivery to the partners, as at that point-of-time the Company has transferred all relevant risks of ownership to its partners, who maintain the business relationship with the end customer. Under certain partnership agreements, the Company shares ongoing revenues from its partners’ sales to end customers, net of contracted minimum pricing retained by the Company upon initial shipments to its partners. The Company records any additional amounts when its partners sell to the end customer.

Rental income

Rental income arising from the rental of capital devices is recognized on a straight-line basis over the lease terms and included in product sales.

Multiple element arrangements

The Company may enter into arrangements in which it commits to provide products and services to its customers occurring at different points in time. Revenue recognition for these arrangements is determined based on evaluation of the individual elements of the arrangements. If the element delivered has standalone value to the customer and the fair value associated with the undelivered element can be measured reliably, the amount recognized as revenue for each element is the fair value of the element in relation to the fair value of the arrangement. Otherwise, the entire arrangement is treated as one unit of accounting and revenue is deferred and recognized ratably over the remaining term of the arrangements, commencing when all elements are delivered.

Royalty revenue

The Company earns and recognizes royalties upon sale of its products to the end user by its partners.

Service revenue

Service revenue primarily relates to extended warranty services agreements in connection with capital sales. Revenue from these agreements are deferred and recognized on a straight-line basis over the extended warranty services term.

Impairment of Non-Financial Assets

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If such an indication exists, the Company estimates the asset's recoverable amount. The recoverable amount is the higher of an asset's or cash‑generating unit's ["CGU"] fair value less costs to sell and its value-in-use. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

Value-in-use is determined by discounting estimated future cash flows using a pre-tax discount rate that reflects the current market assessment of the time value of money and the specific risks of the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used. The recoverable amount of assets that do not generate independent cash flows is determined based on the CGU to which the asset belongs.

The Company bases its impairment calculation on detailed budgets and forecast calculations which are prepared separately for each of the Company's CGUs to which the individual assets are allocated.  These budgets and forecast calculations generally cover a period of three to five years.

An impairment loss is recognized in the consolidated statements of loss and comprehensive loss if an asset's carrying amount or that of the CGU to which it is allocated is higher than its recoverable amount.  Impairment losses of CGUs are charged against the carrying value of assets in a CGU, in proportion to their carrying amount. In the consolidated statements of loss and comprehensive loss, the impairment losses are recognized in the expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. For purposes of impairment testing, the Company determined that it has two CGUs, namely the SPY Imaging Technology business and the TMR business.

The calculation of value-in-use for the CGU would be most sensitive to the following assumptions:

•	Gross margins based on historical and forecasted values;
•

Discount rates reflecting current market assessment of the risks specific to each CGU.  The discount rate is estimated based on the average percentage of a weighted average cost of capital for the medical device industry;

•

Price development consumables and medical devices, which are based on estimates, are obtained from published forecasts about the future development of applicable procedures during the detailed forecast period, as well as management's own judgments; and

•	Market share assumptions, based on the Company’s product applicability in specific fields of medical indications.

Intangible Assets

The Company owns intangible assets consisting of licenses, distribution rights and patent rights.

Intangible assets acquired separately are measured on initial recognition at cost.  The cost of an intangible asset acquired in a business combination is the asset’s fair value at the date of acquisition.  Following initial recognition, intangible assets are carried at cost less accumulated amortization and impairment losses, if any.  The useful lives of intangible assets are assessed as either finite or indefinite.  The Company currently does not hold any intangible assets with indefinite lives.

Intangible assets with finite useful lives are amortized over their estimated useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired.  The amortization method and amortization period of an intangible asset with a finite useful life is reviewed at least annually.  Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates.  The amortization expense on intangible assets with finite lives is recognized in the consolidated statements of loss and comprehensive loss in the expense category consistent with the function of the intangible assets.

Internally generated intangible assets, such as deferred development costs, are capitalized when the product or process is technically and commercially feasible and the Company has sufficient resources to complete development.  The cost of an internally generated intangible asset comprises all directly attributable costs necessary to create, produce and prepare the asset to be capable of operating in the manner intended by management.  Amortization of the internally generated intangible assets begins when the development is complete and the asset is available for use.  It is amortized over the period of expected future benefit.

Intangible assets are amortized on a straight-line basis over the lesser of their useful lives and the life of the patents, or the term of the patent rights:

TMR manufacturing license	2 years
Distribution rights	10 years
Patent rights	13-21 years

Shareholder Warrants

The Company’s common share warrants are considered to be derivative liabilities due to the warrants being exercisable in a currency (Canadian dollar) other than the functional currency of the Company (U.S. dollar). Accordingly, the warrants are measured at fair value at each reporting date, with changes in fair value included in the statement of loss and comprehensive loss for the applicable reporting period. A change in the inputs utilized to calculate the fair value such as the Company’s share price, volatility, remaining life and interest rate can have a material impact on the reported loss and comprehensive loss for the period.

In determining the fair value of the shareholder warrants, the Company used the Black-Scholes option pricing model with the following assumptions: average volatility rate; market price as at the reporting date; risk-free interest rate; the remaining expected life of the warrant; and an exchange rate as at the reporting date. The inputs used in the Black-Scholes model are taken from observable markets. In particular, changes in estimates of the fair value of the shareholder warrants can have a material impact on the reported loss and comprehensive loss for a given period.

Share-Based Compensation Plans

Stock Option Plan

Certain employees of the Company, including senior executives and members of the board of directors [the “Board”], receive remuneration in the form of stock options. In situations where stock options are issued and some or all of the goods or services received by the entity as consideration cannot be specifically identified, the unidentified goods or services received are measured as the difference between the fair value of the stock-based compensation transaction and the fair value of any identifiable goods or services received at the grant date.  This is then capitalized or expensed as appropriate. The cost of equity-settled transactions with employees is measured by reference to the fair value at the date on which they are granted. The cost of stock option transactions is recognized, together with a corresponding increase in contributed surplus, over the period in which the performance and/or service conditions are fulfilled.

The cumulative expense recognized for stock-based compensation transactions at each reporting date until the vesting date reflects the extent to which this vesting period has expired and the Company's best estimate of the number of options that will ultimately vest.  The expense or credit recognized for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and is recognized in the consolidated statements of loss and comprehensive loss in the respective function line. When options are exercised, the amounts previously credited to contributed surplus are reversed and credited to share capital.  The amount of cash, if any, received from participants is also credited in share capital in shareholders' equity. Where the terms of stock options are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award are met.  An additional expense is recognized for any modification that increases the total fair value of the stock-based compensation transaction, or is otherwise beneficial to the employee as measured at the date of modification. The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of diluted loss per share.

Long-term incentive plan

On April 7, 2015, the Company established a long-term incentive plan comprised of Restricted Share Units (RSUs) and Deferred Share Units (DSUs).  RSUs may be granted by the Board of Directors and are available for directors, senior officers, employees and consultants of the Company and any affiliate of the Company.  DSUs are intended for directors of the Company who may elect to receive up to 100% of their annual board retainer in DSUs. The number of RSUs and DSUs granted at any particular time pursuant to the plan is calculated by dividing the dollar amount of such grant by the market value of a Novadaq common share listed on the NASDAQ on the date of grant.

RSUs

RSU’s are considered equity-settled transactions and the cost is measured by reference to the fair value at the date on which they are granted. The cost of RSU transactions is recognized, together with a corresponding increase in contributed surplus, over the period in which the performance and/or service conditions are fulfilled.

DSUs

Outstanding DSUs are recorded as a liability, measured at the awards’ fair value on the date of grant based on the market price of the Company’s common shares.  If an award’s fair value changes after it has been granted and before the settlement date, the resulting change in the liability is recorded as a charge to operating costs in the period that the change occurs.

Fair Value of Financial Instruments

Where the fair value of financial assets and financial liabilities recorded in the consolidated statements of financial position cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flow models. The inputs to these models are taken from observable markets. Changes in input from observable market factors could affect the reported fair value of financial instruments

RELATED PARTY TRANSACTIONS

As at December 31, 2016 and December 31, 2015, the Company has no receivable or payable balances with key management personnel or directors. The key management personnel include the President and Chief Executive Officer; Chief Financial Officer; Senior Vice President and General Manager; Vice President Regulatory, Clinical and Economic Affairs; and General Counsel.

NEW STANDARDS, INTERPRETATIONS & AMENDMENTS ADOPTED BY THE COMPANY

Disclosure Initiative: Amendments to IAS 1

On December 18, 2014, the IASB issued amendments to IAS 1, Presentation of Financial Statements, as part of its initiative to improve presentation and disclosure in financial reports.  The amendments are effective for annual periods beginning on or after January 1, 2016.  The Company adopted these amendments in its financial statements for the annual period beginning on January 1, 2016.  The adoption of the amendments did not have a material effect on the Company’s consolidated financial statements.

NEW STANDARDS, INTERPRETATIONS & AMENDMENTS NOT YET ADOPTED BY THE COMPANY

The IASB has issued the following new standards, which are not yet effective or adopted by the Company:

[a] IFRS 9 – Financial Instruments (“IFRS 9”)

IFRS 9 (2009) introduced new requirements for the classification and measurement of financial assets. Under IFRS 9 (2009), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. IFRS 9 (2010) introduced additional changes relating to financial liabilities and IFRS 9 (2013) introduced hedging guidance. On July 24, 2014, the IASB issued the final version of the standard, which supersedes all previous versions (IFRS 9 (2014)). The Company does not intend to early adopt IFRS 9 (2014) in its financial statements and will adopt it for the annual period beginning on January 1, 2018, which is the mandatory adoption date specified in IFRS 9 (2014). The extent of the impact of adoption of the standard has not yet been determined.

[b] IFRS 15 – Revenue from Contracts with Customers (“IFRS 15”)

IFRS 15 introduces a single model for recognizing revenue from contracts with customers. This standard applies to all contracts with customers, with only some exceptions, including certain contracts accounted for under other IFRSs. The standard requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to a customer and at an amount that reflects the consideration expected to be received in exchange for transferring those goods or services. This is achieved by applying the following five steps:

1. Identify the contract with a customer;

2. Identify the performance obligations in the contract;

3. Determine the transaction price;

4. Allocate the transaction price to the performance obligations in the contract; and

5. Recognize revenue when (or as) the entity satisfies a performance obligation.

The adoption of IFRS 15 may affect the amount and/or timing of revenue recognized.  The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

[c] IFRS 16 – Leases (“IFRS 16”)

IFRS 16 introduced new requirements for the classification and measurement of leases. Under IFRS 16, leases are generally recorded by the lessee on the balance sheet as an asset and liability measured at the present value of lease rentals and expected payments at the end of the lease. The Company does not intend to early adopt IFRS 16 in its financial statements and will adopt it for the annual period beginning on January 1, 2019, which is the mandatory adoption date specified in IFRS 16. The extent of the impact of adoption of the standard has not yet been determined.

Financial Instruments and Other Instruments

The Company’s financial instruments were comprised of the following as at December 31, 2016: cash and cash equivalents of $62,383,000; accounts receivable of $27,597,000; accounts payable and accrued liabilities of $19,224,000 and distribution rights payable of $1,831,000. The Company invested its cash and cash equivalents in daily interest savings accounts. Accounts receivable not provided for is subject to minimal credit risk based on the nature of the Company’s customers and history of collection. The receivables are being carried at amortized cost. Accounts payable and accrued liabilities are carried at amortized cost, and are comprised of short-term obligations owing to suppliers relative to the Company’s operations. The distribution rights liability is payable over a 10-year term and is carried at amortized cost.

Fair Value

Fair value is the estimated amount that the Company would pay or receive to dispose of financial instruments in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without any deduction for transaction costs. For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques that are recognized by market participants. Such techniques may include using recent arm’s length market transactions, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis or other valuation models.

Concentration of Accounts Receivable and Sales

As at December 31, 2016, one customer had an accounts receivable balance exceeding 10% of total accounts receivable [December 31, 2015 – one customer]. Concentration of this customer comprised 30% of total accounts receivable as at December 31, 2016 as compared to 21% as at December 31, 2015.

For the year ended December 31, 2016, there were sales to one customer that exceeded 10% of total revenue [2015 – one customer]. Concentration of this customer comprised of 25% of total revenue for the year ended December 31, 2016 [2015 – 14%].

SUBSEQUENT EVENT

On January 6, 2017, the Company entered into a credit facility consisting of a term and revolving loan that will provide the Company with new financing of up to $60,000,000.  As a result, the Company’s existing revolving credit agreement was terminated.  Under the terms of the new credit facility, up to $30,000,000 will be available under a term loan agreement in three equal tranches of $10,000,000 between January 6, 2017 and December 31, 2018, with principal repayments commencing on February 1, 2019 payable in equal monthly payments over a period of 36 months.  The term loan bears interest at LIBOR plus 7.20%.  In addition, the Company has the option to borrow up to $30,000,000 through a revolving loan for a term of up to 60 months, with an additional $15,000,000 to be committed if certain conditions are met.  The borrowings available under the revolving loan is subject to a borrowing base formula. The revolving loan bears interest at LIBOR plus 4.25%.  The credit facility is subject to certain financial covenants and reporting requirements and is secured by a General Security Agreement constituting a first ranking security interest in all personal property of the Company.

On January 6, 2017, the Company received proceeds of $9,413,458 for the first tranche of the term loan, net of transaction costs for professional and legal fees in the amount of $586,542.

Risks and Uncertainties

The results of operations and financial condition of the Company are subject to a number of risks and uncertainties, and are affected by a number of factors outside of the control of management. For a detailed discussion regarding the relevant risks and uncertainties, see the Company’s AIF for the year ended December 31, 2015, which is filed on SEDAR and EDGAR. There have been no changes during the 12 month period ended December 31, 2016.

The Company attempts to mitigate these risks through a combination of sound risk-management practices, insurance and systems of internal control. The risks and uncertainties outlined below do not constitute an exhaustive list. Additional risks and uncertainties not presently known to the Company or that the Company believes to be immaterial may also adversely affect the Company’s business.

Potential Fluctuations in the Company’s Financial Results Make Financial Forecasting Difficult

The Company expects its revenues and results of operations to continue to vary significantly from quarter to quarter. Revenues and gross margins may be lower than anticipated due to timing of orders and deliveries, unexpected delays in the Company’s supply chain, general economic and market-related factors, product quality, performance and competitive factors. The current economic environment also makes projecting financial results more difficult. In addition, due to the Company’s early stage of commercialization on some products, it cannot accurately predict its future revenues or results of operations or the timing of its current research and development programs. The Company is also subject to normal operating risks such as credit risks, foreign currency risks and global and regional economic conditions. As a result, quarter-to-quarter comparisons of the Company’s revenues and results of operations may not be meaningful. It is likely that in one or more future quarters the Company’s results of operations will fall below the expectations of securities analysts and investors. If this happens, the trading price of the Company’s common shares might be materially and adversely affected.

Clinical Trials May be Unsuccessful and New Regulatory Approvals May Not be Obtained

The Company continues to explore the use of the products in new applications and clinical trials and to develop new products. There is no assurance that the Company will receive additional regulatory approvals for the products in new applications or for any new products, which would limit the Company’s ability to bring these new products to market.

Market Competition and Technological Advancements

Industrial technology in medical diagnostics and therapeutics is evolving rapidly and competition is intense. In addition to products currently in the market, additional products may be introduced to compete with those of the Company.  Some of these products may use entirely different approaches or means to obtain diagnostic information or achieve therapeutic results and could be found to be more clinically effective or less expensive than those products being developed and/or commercialized by NOVADAQ. Moreover, many competitors, both current and potential, may have considerably greater resources at their disposal than NOVADAQ in terms of technology, manufacturing, product development, marketing, distribution, sales, capital and human resources.  Many competitors may also have more experience in conducting clinical trials and in obtaining domestic and foreign regulatory approvals. Therefore, there can be no assurance that the Company can successfully compete with present or potential competitors or that such intense competition will not have a materially adverse effect on NOVADAQ’s business and financial condition.

Additionally, since the Company’s products are designed to diagnose and treat specific medical conditions, it is possible that medical or scientific advances with respect to the treatment of these conditions could render the Company’s products obsolete and future sales and marketing opportunities in other markets obsolete.

Third-Party Intellectual Property Infringement Claims

Patent applications, which may relate or affect the Company’s business, may have been filed by other health care, medical device, biopharmaceutical companies and universities.  Such patent applications or patents, may conflict with the Company’s technologies or patent applications, and such conflict could reduce the scope of patent protection which the Company could otherwise obtain or lead to a refusal of a patent application of the Company.  NOVADAQ could also become involved in interference proceedings in connection with one or more of its patents or patent applications to determine priority of invention.

It is not possible for the Company to be certain that it is the creator of inventions covered by pending patent applications or that it was the first to file patent applications for any such inventions.  No assurance can be given that the Company’s patents, once issued, would not be declared by a court to be valid or enforceable, or that a competitor’s technology or product would not be found to infringe the Company’s products.  In the event that a court was to find the Company to be infringing upon a valid patent of a third party, the Company might be required to pay license fees and/or damages and might be enjoined from conducting certain activities.

There is no assurance that the Company could enter into licensing arrangements at a reasonable cost, or develop or obtain alternative technology in respect of patents issued to third parties that incidentally cover the Company’s products.  Any inability to secure licenses or alternative technology could result in delays in the introduction of some of the Company’s products or even lead to prohibition of the development, manufacture or sale of certain products.

Research and Development Risk

A principal component of NOVADAQ’s business strategy is to expand its product offering to fully exploit its underlying imaging platform. As such, NOVADAQ’s organic growth and long-term success is partially dependent on its ability to successfully develop and market new products. Accordingly, NOVADAQ will likely incur significant research and development expenditures. However, there is no certainty that any investment in research and development will yield technically feasible or commercially viable products.  Failure to introduce new products, or failure or delays in obtaining regulatory approval could materially and adversely affect NOVADAQ’s business and financial condition.

Successful Commercialization of the Products

The Company's future success will depend in large part on its own ability to continue to commercialize SPY Elite, PINPOINT and LUNA, and to distribute DermACell tissue product [together, the “Products”]. Success is also dependent on the ability of NOVADAQ’s partners to sell FireFly and the CO2 Heart Laser System. Successful commercialization of the Products depends on a number of factors, including achieving widespread adoption of the Products among the targeted surgeons and hospitals, maintaining the Company's relationships with its suppliers and partners, obtaining sufficient quantities of components for the Products, including the fluorescence agent and DermACELL tissue products, the performance of NOVADAQ’s partners, the ability of the Company and its partners to successfully market the Products at projected selling prices, and the ability of the Company and its partners to commercially launch Products that are currently in the development phase, in a timely manner.  There can be no assurance that the Company will be successful in these endeavors. Successful commercialization will also depend on whether any unanticipated adverse effects result from use of the Company’s Products, or whether unfavorable publicity develops in respect of the Products, as well as the emergence of new or existing products as competition for the Products that are proven to be more clinically or cost-effective.

Growth May Be Impacted by Sales Transition

In connection with the transfer of the distribution and marketing rights of the SPY Elite System from LifeCell to Novadaq in late 2014, Novadaq is now responsible for the marketing and distribution of the SPY Elite System. The Company’s ability to achieve continued sales growth in 2016 and beyond will be dependent, in part, on its ability to successfully commercialize the SPY Elite System, along with the rest of the Products. The ability of the Company to continue the successful commercialization of the SPY Elite System will depend on a number of factors, including but not limited to achieving widespread adoption of the product among the targeted surgeons and hospitals, maintaining relationships with surgeons and hospitals that were previously managed by LifeCell and development and maintenance of the Company’s relationships with surgeons and hospitals by the Company’s sales and marketing teams. The successful distribution of SPY Elite System will depend on a number of financial, logistical, technical, competitive, economic and other factors, some of which will be out of the Company’s control and there can be no assurance that the Company will be able to continue the successful marketing and distribution of the SPY Elite System.

Successful Commercialization of DermACELL

In connection with the signing of a multi-year distribution agreement with LifeNet in December 2014, Novadaq is now the exclusive worldwide distributer of LifeNet’s DermACELL tissue products for wound and breast reconstruction surgery. The Company’s ability to achieve sales targets will be dependent, in part, on its ability to successfully market and distribute DermACELL, along with the Company’s other Products. The ability of the Company to successfully distribute DermACELL tissue products will depend on a number of factors, including but not limited to market penetration and acceptance among the targeted surgeons and hospitals, maintaining accounts and relationships with surgeons and hospitals that were previously managed by LifeNet, the effect of reimbursement codes for procedures involving DermACELL, and the clinical results from the use of DermACELL. The successful distribution of DermACELL will depend on a number of financial, logistical, technical, competitive, economic and other factors, some of which will be out of the Company’s control and there can be no assurance that the Company will be able to continue the successful marketing and distribution of DermACELL.

Implementation of Business Models

The Company’s current business plan is predicated upon the successful execution of a placement, rental or capital sales model for the SPY Imaging Systems. The hospitals and clinics that are expected to be the end-users of the Systems may resist such models or request alternate cost models that may not maximize returns on the Company’s investment. A failure to implement these models or to achieve the anticipated pricing for procedures could adversely affect the Company’s business and financial condition.

Dependence on Relationships with Strategic Partners

Execution of the Company’s current strategy is dependent on cooperation with strategic partners for sales, marketing, co-marketing and research and development. The Company can offer no guarantee that existing partnership agreements will be renewed or that its strategic partners will not seek to renegotiate or amend those agreements before or after a product has been commercialized. In addition, there can be no assurance of the commercial success of any partnerships in which the Company is, or will become involved.

Dependence on Suppliers

The Company is dependent on its suppliers to manufacture the Products, including components such as the fluorescence agent used with certain Products, in accordance with the FDA and other regulatory requirements. The Company does not control the manufacturing processes of its suppliers. If current manufacturing processes are modified, or the source or location of its product supply is changed, voluntarily or involuntarily, the FDA and other regulatory bodies will require the Company to demonstrate that the products produced from the modified or new process or facility are equivalent to the products previously cleared or approved. Any such modifications to the manufacturing process or supply may not achieve or maintain compliance with the applicable regulatory requirements. In many cases, approval or clearance by regulatory authorities may be required prior to any changes being made, which may adversely affect the Company’s business.

Regulatory Matters

Products intended for diagnostic and therapeutic use for humans are governed by a wide array of regulatory agencies. For most of these products, applicable regulations require testing and government review and approval prior to marketing the product. This process can take a number of years and involves the expenditure of substantial resources. Any failure or delay by the Company to obtain regulatory approvals or clearances could adversely affect the marketing of any products it developed and its ability to generate product revenue. There can be no assurance that any of the Company’s planned products will be approved by any regulatory agency on a timely basis, or at all.

With the acquisition of the PMA for the Onco-Life® system from Xillix and the PMA for the CO2 Heart Laser System from PLC, NOVADAQ is now in a position for a higher level of regulatory scrutiny from the FDA given that the product is a Class III device. In 2011, NOVADAQ passed a FDA inspection on its Richmond facility and in 2014 the Company passed a successful audit associated with a PMA supplement for the CO2 Heart Laser for TMR. Future successful review by a health authority inspector is not guaranteed however, a negative inspection can hinder the Company’s ability to carry on business. In such circumstances, the Company’s business or financial condition may be adversely affected.

In addition, the Company must comply with federal and state health care anti-kickback laws and other health care fraud and abuse laws that affect the marketing of devices and pharmaceuticals. Failure to comply with applicable laws and regulations could subject the Company to administrative or judicial enforcement actions including, but not limited to, product seizures, recalls, injunctions, civil penalties, criminal prosecution, refusals to approve new products or withdrawal of existing approvals, as well as increased product liability exposure, any of which could have a material adverse effect on the Company’s business or financial condition.

Patent Protection and Trade Secrets

The Company’s success depends, in part, on its ability to secure and protect its patents, trade secrets, trademarks and other intellectual property [“IP”] rights and to operate without infringing on the proprietary rights of others or having third parties circumvent the rights that it owns or licenses.  In particular, Company owned and licensed patents may not be valid, and the Company may not be able to successfully obtain and enforce patents and maintain trade secret protection for its technology. The extent to which it is unable to do so could materially harm its business.

Patents issued or licensed to the Company, may be infringed by the products or processes of others. The cost of enforcing patent rights against infringers, if such enforcement is required, could be significant, and the time demands could interfere with the Company’s normal operations. There has been substantial litigation and other proceedings regarding patent and other IP rights in the pharmaceutical, biotechnology and medical technology industries. The Company may become a party to patent litigation and other proceedings and the cost to the Company of any patent litigation, even if resolved in its favour, could be substantial.

Unpatented trade secrets, technological innovation and confidential know-how are important to NOVADAQ’s commercial success. Although the Company seeks to protect its proprietary information through confidentiality agreements and other appropriate means, these measures may not effectively prevent disclosure of the Company’s proprietary information, and in any event, the Company cannot provide assurances that others will not independently develop or gain access to the same or similar information.

Reliance on Key Personnel

The Company is dependent on certain members of its management and staff, and the loss of the services of one or more of these individuals could adversely affect the Company. In addition, NOVADAQ will need to continue to expand its management and employee base as it continues to support its direct sales team in the commercialization of SPY Elite, LUNA, PINPOINT and DermACELL and its partnership with Intuitive for the supply of Firefly and MAQUET for the sale of the CO2 Heart Laser. The Company’s future financial performance, its ability to support commercialization of the SPY Elite, LUNA, Firefly and PINPOINT Imaging Systems and distribution of DermACELL and to compete effectively will depend, in part, on its ability to manage any future growth effectively. The Company’s ability to manage growth will require it to continue to implement and improve its administrative, accounting and management systems, and to recruit, integrate and train new employees, including additional management, administrative, distribution, sales and marketing and potentially manufacturing personnel. Although the Company has done so in the past and expects to be able to do so in the future, there can be no assurance that the Company will successfully be able to attract and retain skilled and experienced personnel.

Foreign Exchange Fluctuations

The Company generates its sales in U.S. dollars and reports its operations in U.S. dollars, but a portion of the Company's expenses are denominated in Canadian dollars.  As such, the Company is exposed to fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar as a result of the translation into U.S. dollars of its expenses denominated in Canadian dollars. Based on the Company's Canadian dollar denominated monetary assets and liabilities as at December 31, 2016, a weakening (strengthening) of the U.S. dollar of 10% would, everything else being equal, have a positive (negative) effect on net income before income taxes of $313,000 [2015 - ($42,000)].  The Company's exposure to foreign currency changes for all other currencies is not material.

Controls and Procedures

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Exchange Act, and under National Instrument 52-109 in Canada) to provide reasonable assurance that all material information relating to the Company and its subsidiaries is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure.

The Chief Executive Officer [“CEO”] and Chief Financial Officer [“CFO”] have designed such disclosure controls and procedures, or caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to them by others within those entities, particularly during the period in which the disclosures are being prepared to provide reasonable assurance that information required to be disclosed under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

The CEO and CFO have evaluated the design and effectiveness of the Company’s disclosure controls and procedures at December 31, 2016 and based on that evaluation, the CEO and CFO have concluded that the disclosure controls and procedures are effective.

Due to inherent limitations in control systems and procedures no matter how well conceived or operated, their evaluation can provide only reasonable, not absolute, assurance that such disclosure controls and procedures are operating effectively.

Internal Control over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reports for external purposes in accordance with IFRS as issued by the IASB.

The CEO and CFO have designed internal controls over financial reporting [“ICFR”], or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS as issued by the IASB.

The CEO and CFO have evaluated the effectiveness of ICFR using the framework established in “Internal Control – Integrated Framework” (2013) published by The Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on that evaluation, the CEO and CFO have concluded that the ICFR is effective as at December 31, 2016.

Changes in Internal Control over Financial Reporting

There have been no material changes in the Company's internal control over financial reporting that occurred during the three and nine month periods ended December 31, 2016, which have materially affected, or are reasonably likely to affect, the Company’s internal control over financial reporting.

OUTSTANDING SHARE DATA AND OTHER INFORMATION

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. As at the date of this MD&A, there are a total of 57,750,151 common shares, 4,242,730 stock options, 62,800 DSUs and 244,955 RSUs outstanding.

ADDITIONAL INFORMATION

Additional information concerning the Company, including the most recently filed AIF, is available on both EDGAR and SEDAR at www.sedar.com.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Novadaq Technologies Inc. (the “Company”) and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The financial statements have been prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with the accompanying consolidated financial statements.

Management has a system of internal controls designed to provide reasonable assurance that the accompanying consolidated financial statements are accurate and complete in all material respects. The internal control system includes an internal audit function and an established business conduct policy that applies to all employees. Management believes that the system provides reasonable assurance that transactions are properly authorized and recorded, financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The Board of Directors (“Board”) of the Company is responsible for ensuring management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility through its Audit Committee.

The Audit Committee is appointed by the Board and its directors are unrelated and independent. The Committee meets periodically with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues; to satisfy itself that each party is properly discharging its responsibilities; and, to review the annual report, the consolidated financial statements and the external auditors’ reports. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders. The Audit Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the external auditors.

The consolidated financial statements have been audited KPMG LLP, the external auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. KPMG LLP has full and free access to the Audit Committee.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any of the effectiveness of internal control are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with the policies and procedures may deteriorate. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Company’s system of internal control over financial reporting was effective as at December 31, 2016.

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Novadaq Technologies Inc.

We have audited the accompanying consolidated financial statements of Novadaq Technologies Inc., which comprise the consolidated statements of financial position as at December 31, 2016 and December 31, 2015, the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Novadaq Technologies Inc. as at December 31, 2016 and December 31, 2015, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Novadaq Technologies Inc.’s  internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2017 expressed an unqualified (unmodified) opinion on the effectiveness of Novadaq Technologies Inc.’s internal control over financial reporting.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

February 28, 2017

Toronto, Canada

Report of INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders Novadaq Technologies Inc.

We have audited Novadaq Technologies Inc.’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Novadaq Technologies Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Management’s Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Novadaq Technologies Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of Novadaq Technologies Inc. as at December 31, 2016 and December 31, 2015, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended, and our report dated February 28, 2017 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

February 28, 2017

Toronto, Canada

Novadaq Technologies Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(expressed in U.S. dollars, except common shares outstanding)

	Notes	As at December 31, 2016	As at December 31, 2015
ASSETS
Current assets
Cash and cash equivalents		$62,382,649	$106,790,202
Accounts receivable	12	27,596,718	21,767,746
Prepaid expenses and other assets		5,971,319	3,362,854
Inventories	3	4,295,565	10,680,885
		100,246,251	142,601,687

Non-current assets
Long-term receivables	12	298,073	—
Property and equipment, net	4	19,508,471	14,830,114
Intangible assets, net	5	16,847,287	18,539,790

Total Assets		$136,900,082	$175,971,591

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	12	$19,223,889	$12,145,572
Provisions	7	510,203	454,579
Deferred revenue		2,156,096	1,124,808
Income taxes payable	8	24,433	12,500
Distribution rights payable	9, 12	250,000	250,000
Other liabilities	11, 12	445,252	—
		22,609,873	13,987,459
Non-current liabilities
Deferred revenue		729,209	849,299
Distribution rights payable	9, 12	1,581,127	1,735,012
Shareholder warrants	6, 12	—	16,437,795

Total Liabilities		$24,920,209	$33,009,565

Shareholders' Equity
Share capital	14	$337,974,247	$322,687,011
Contributed surplus	11	23,042,165	16,400,830
Deficit		(249,036,539)	(196,125,815)

Total Shareholders' Equity		$111,979,873	$142,962,026

Total Liabilities and Shareholders' Equity		$136,900,082	$175,971,591

Total number of common shares outstanding	14	57,445,151	56,253,327

Commitments and contingences	16
Subsequent event	18

These consolidated financial statements were authorized for issue by the Board of Directors on February 28, 2017. They are signed on the Company’s behalf by:

On behalf of the Board:

/s/ Anthony Griffiths, Director	/s/ William Mackinnon, Director

See accompanying notes to the consolidated financial statements

Novadaq Technologies Inc.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED

(expressed in U.S. dollars)

	Notes	December 31, 2016	December 31, 2015

Product sales		$74,811,305	$60,798,575
Royalty revenue		2,139,047	2,022,822
Service revenue		3,120,261	990,815
Total revenues	17	80,070,613	63,812,212
Cost of sales	3	29,310,596	18,726,012
Gross profit		50,760,017	45,086,200

Selling and distribution expenses		71,919,040	54,517,823
Research and development expenses		17,393,302	17,549,388
Administrative expenses	10	15,850,196	9,051,435
Total operating expenses		105,162,538	81,118,646

Loss from operations		(54,402,521)	(36,032,446)

Finance costs	9	(96,115)	(104,193)
Finance income		296,567	249,637
Warrants revaluation adjustment	6	1,324,293	5,020,977
Loss before income taxes		(52,877,776)	(30,866,025)
Income tax recovery (expense)	8	(32,948)	35,546
Net loss and comprehensive loss for the year		$(52,910,724)	$(30,830,479)

Basic loss and comprehensive loss per share for the year	15	$(0.93)	$(0.55)
Diluted loss and comprehensive loss per share for the year	15	$(0.93)	$(0.63)

See accompanying notes to the consolidated financial statements

Novadaq Technologies Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(expressed in U.S. dollars)

	Share capital	Contributed surplus	Deficit	Total

As at December 31, 2015	$322,687,011	$16,400,830	$(196,125,815)	$142,962,026
Net loss and comprehensive loss for the year	—	—	(52,910,724)	(52,910,724)
Exercise of options (note 14)	157,288	(66,826)	—	90,462
Exercise of restricted stock units (notes 14)	16,446	(16,446)	—	—
Exercise of warrants (note 6)	15,113,502	—	—	15,113,502
Stock-based compensation (note 11)	—	6,724,607	—	6,724,607
As at December 31, 2016	$337,974,247	$23,042,165	$(249,036,539)	$111,979,873

	Share capital	Contributed surplus	Deficit	Total

As at December 31, 2014	$315,651,455	$12,134,913	$(165,295,336)	$162,491,032
Net loss and comprehensive loss for the year	—	—	(30,830,479)	(30,830,479)
Exercise of options (note 14)	1,922,034	(807,631)	—	1,114,403
Exercise of warrants (note 6)	5,113,522	—	—	5,113,522
Stock-based compensation (note 11)	—	5,073,548	—	5,073,548
As at December 31, 2015	$322,687,011	$16,400,830	$(196,125,815)	$142,962,026

See accompanying notes to the consolidated financial statements

Novadaq Technologies Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED

(expressed in U.S. dollars)

	Notes	December 31, 2016	December 31, 2015
OPERATING ACTIVITIES
Net loss and comprehensive loss for the year		$(52,910,724)	$(30,830,479)
Items not affecting cash
Write-down of inventory	3	4,071,005	585,369
Depreciation of property and equipment	4, 10	6,390,255	5,134,692
Amortization of intangible assets	5, 10	1,692,503	1,710,125
Stock-based compensation	11	7,315,582	5,073,548
Imputed interest on distribution rights payable	9	96,115	104,193
Shareholder warrants revaluation adjustment	6	(1,324,293)	(5,020,977)
		(34,669,557)	(23,243,529)
Changes in non-cash working capital
Increase in accounts receivable		(5,828,972)	(8,264,443)
Decrease (increase) in inventories		2,314,315	(4,468,056)
Increase in accounts payable and accrued liabilities and provisions		7,122,177	6,983,146
Increase in income taxes payable		11,933	41,841
Increase in prepaid expenses and other assets		(2,608,465)	(2,157,604)
Increase in deferred revenue		1,031,288	720,992
Net change in non-cash working capital balances related to operations		2,042,276	(7,144,124)

Increase in long-term receivables		(298,073)	—
(Decrease) increase in non-current deferred revenue		(120,090)	297,424
Cash used in operating activities		(33,045,444)	(30,090,229)

INVESTING ACTIVITIES
Addition of property and equipment	4	(15,079,410)	(8,057,980)
Disposal of property and equipment	4	4,010,798	1,740,993
Cash used in investing activities		(11,068,612)	(6,316,987)

FINANCING ACTIVITIES
Proceeds from exercise of options	11	90,462	1,114,403
Proceeds from exercise of warrants	6	—	699,209
Payment of other liabilities	11	(145,723)	—
Payment of distribution rights payable	9	(250,000)	—
Cash provided by (used in) financing activities		(305,261)	1,813,612

Net decrease in cash and cash equivalents		(44,419,317)	(34,593,604)
Net foreign exchange difference		11,764	(63,738)
Cash and cash equivalents at beginning of year		106,790,202	141,447,544

Cash and cash equivalents at end of year		$62,382,649	$106,790,202

See accompanying notes to the consolidated financial statements

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(expressed in U.S. dollars, except as otherwise indicated)

1.	DESCRIPTION OF THE ENTITY

Novadaq Technologies Inc. [“Novadaq” or the "Company"] was incorporated under the Canada Business Corporations Act on April 14, 2000.  These consolidated financial statements include the accounts of the Company and its subsidiaries.  The Company is a listed company incorporated and domiciled in Canada whose shares are publicly traded on the Toronto Stock Exchange ["TSX"] and NASDAQ.  The registered office is located at 5090 Explorer Drive, Suite 202, Mississauga, Ontario, Canada.  The Company develops and commercializes medical imaging and therapeutic devices for use in the operating room.  The Company's proprietary imaging platform can be used to visualize blood vessels, nerves and the lymphatic system during surgical procedures. The Company is also the exclusive worldwide distributor of DermACELL® tissue products for wound and breast reconstruction surgery.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
[a]	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB”).

The consolidated financial statements of the Company for the years ended December 31, 2016 and 2015, were approved by Novadaq’s Board of Directors and authorized for issue on February 28, 2017.

[b]	Basis of preparation

These consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments which are measured at fair value.  All amounts are expressed in United States dollars, unless otherwise noted.

[c]	Basis of consolidation

The consolidated financial statements include the accounts of the Company and its directly owned subsidiaries.  The financial statements of the Company’s subsidiaries are fully consolidated from the date the Company obtains control until the date that such control ceases.  All intercompany transactions and balances are eliminated on consolidation.

[d]	Use of estimates and judgments

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates, assumptions and judgments that affect: the reported amounts of assets and liabilities at the date of the financial statements; the disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Estimates

The significant estimates and assumptions made by management include:

•	the allowance for doubtful accounts;
•	the allowance for inventory obsolescence;
•	the estimated useful lives of assets; and
•	the recoverability of tangible and intangible assets subject to amortization.

| 36 |

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(expressed in U.S. dollars, except as otherwise indicated)

Judgments

Significant judgments made by management, apart from those involving estimation, include:

•

Revenue recognition: Revenue is recognized when significant risks and rewards of ownership of the products have passed or transferred to the customer, usually when the products are picked up by the shipper for delivery, collection of the related receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. The Company assesses its revenue arrangements with all of its customers and partners against specific criteria to determine if it is acting as principal or agent.  For revenues earned under partnership agreements which are dependent upon the partners’ sales to end customers, the Company receives quarterly reporting from its partners and assesses the quantity and price to the end customer in order to determine the accuracy of certain amounts recorded in revenue.

•

Impairment of non-financial assets: The Company's impairment test is based on value-in-use calculations that use a discounted cash flow model.  The cash flows are derived from projections for the next three to five years and are sensitive to the discount rate used as well as the expected future cash inflows and the growth rate used for extrapolation purposes.

•

Development costs: Initial capitalization of costs is based on management's judgment that technical and economic feasibility of the underlying project is confirmed, which is usually when a project has reached a defined milestone according to an established project management model and when the Company has sufficient resources to complete the development.

•

Useful lives of key property and equipment and intangible assets: The depreciation method and useful lives reflect the pattern in which management expects the asset's future economic benefits to be consumed by the Company.

•

Accounts receivable: The Company reviews its individually significant receivables at each reporting date to assess whether an impairment loss should be recorded in the consolidated statements of loss and comprehensive loss. In particular, judgment by management is required in the estimation of the amount and timing of future cash flows when determining the impairment loss.  In estimating these cash flows, the Company makes judgments about the borrower's financial situation and the net realizable value of collateral, if any.  These judgments are based on assumptions about a number of factors and actual results may differ, resulting in future changes to the allowance.

•

Fair value of financial instruments: Where the fair value of financial assets and financial liabilities recorded in the consolidated statements of financial position cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flow models.  The inputs to these models are taken from observable markets. Changes in input from observable market factors could affect the reported fair value of financial instruments.

•

Stock-based compensation: The Company measures the cost of equity-settled transactions with employees by reference to the fair value of equity instruments at the date at which they are granted.  Estimating fair value for stock-based compensation requires determining the most appropriate valuation model for a grant of these instruments, which is dependent on the terms and conditions of the grant.  This also requires determining the most appropriate inputs to the valuation model, including the risk-free interest rate, expected life of the option, volatility and dividend yield.

•

Shareholder warrants: In determining the fair value of the shareholder warrants, the Company used the Black‑Scholes option pricing model with the following assumptions: average volatility rate; market price as at the reporting date; risk-free interest rate; the remaining expected life of the warrant; and an exchange rate as at the reporting date. The inputs used in the Black-Scholes model are taken from observable markets. In particular, changes in estimates of the fair value of the shareholder warrants can have a material impact on the reported loss and comprehensive loss for a given period.

| 37 |

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(expressed in U.S. dollars, except as otherwise indicated)

[e]	Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured, regardless of when the payment is being made. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duties. The Company assesses its revenue arrangements with all of its customers and partners against specific criteria to determine if it is acting as principal or agent. The specific recognition criteria described below must also be met before revenue is recognized.

Product sales

Product sales to customers

Revenue from the sale of medical devices and consumables is recognized when significant risks and rewards of ownership of the products have passed or transferred to the customer, generally when the products are picked up by the shipper for delivery or when consumed by the customer in the case of consignment inventory, collection of the related receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

Products sales under partnership agreements

Revenue is recognized on sale of capital devices or consumable products when they are picked up by the shipper for delivery to the partners, as at that point-of-time the Company has transferred all relevant risks of ownership to its partners, who maintain the business relationship with the end customer. Under certain partnership agreements, the Company shares ongoing revenues from its partners’ sales to end customers, net of contracted minimum pricing retained by the Company upon initial shipments to its partners. The Company records any additional amounts when its partners sell to the end customer.

Rental income

Rental income arising from the rental of capital devices is recognized on a straight-line basis over the lease terms and included in product sales.

Multiple element arrangements

The Company may enter into arrangements in which it commits to provide products and services to its customers occurring at different points in time. Revenue recognition for these arrangements is determined based on evaluation of the individual elements of the arrangements. If the element delivered has standalone value to the customer and the fair value associated with the undelivered element can be measured reliably, the amount recognized as revenue for each element is the fair value of the element in relation to the fair value of the arrangement as a whole. Otherwise, the entire arrangement is treated as one unit of accounting and revenue is deferred and recognized rateably over the remaining term of the arrangements, commencing when all elements are delivered.

Royalty revenue

The Company earns and recognizes royalties upon sale of its products to the end user by its partners.

Service revenue

Service revenue primarily relates to extended warranty services agreements in connection with capital sales. Revenue from these agreements are deferred and recognized on a straight-line basis over the extended warranty services term.

| 38 |

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(expressed in U.S. dollars, except as otherwise indicated)

[f]	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and short-term investments with original maturity terms of three months or less and are stated at fair value.

[g]	Inventories

Inventories are valued at the lower of cost and net realizable value.  Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.  Cost is determined on a first-in, first-out basis for finished goods and weighted average for raw materials.

The Company has consignment inventory comprised of tissue products located in customer premises.  The inventory is de-recognized into cost of sales and the related revenue is recognized when the tissue is consumed by the customer.

[h]	Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation and accumulated impairment losses determined.  Cost includes the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for management’s intended use of the asset and, where relevant, the present value of all dismantling and removal costs.  All repair and maintenance costs are recognized in the consolidated statements of loss and comprehensive loss as an expense when incurred.  Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets as follows:

Medical devices	2 to 5 years
Furniture and fixtures	3 years
Computer equipment	2 years
Leasehold improvements	Over the term of the lease

An item of property and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal.  Any gain or loss arising on de-recognition of the asset is included in the consolidated statements of loss and comprehensive loss when the asset is derecognized.

The assets' useful lives, residual values, and methods of depreciation are reviewed at each financial year-end, and adjusted prospectively, if appropriate.  No depreciation is taken on construction in progress until the asset is ready for management's intended use.

[i]	Intangible assets

The Company owns intangible assets consisting of licenses, distribution rights and patent rights.

Intangible assets acquired separately are measured on initial recognition at cost.  The cost of intangible assets acquired in a business combination is the asset’s fair value at the date of acquisition.  Following initial recognition, intangible assets are carried at cost less accumulated amortization and impairment losses, if any.  The useful lives of intangible assets are assessed as either finite or indefinite.  The Company currently does not hold any intangible assets with indefinite lives.

Intangible assets with finite useful lives are amortized over their estimated useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired.  The amortization method and amortization period of an intangible asset with a finite useful life is reviewed at least annually.  Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates.  The

| 39 |

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(expressed in U.S. dollars, except as otherwise indicated)

amortization expense on intangible assets with finite lives is recognized in the consolidated statements of loss and comprehensive loss in the expense category consistent with the function of the intangible assets.

Internally generated intangible assets, such as deferred development costs, are capitalized when the product or process is technically and commercially feasible and the Company has sufficient resources to complete development.  The cost of an internally generated intangible asset comprises all directly attributable costs necessary to create, produce and prepare the asset to be capable of operating in the manner intended by management.  Amortization of the internally generated intangible assets begins when the development is complete and the asset is available for use.  It is amortized over the period of expected future benefit.

Intangible assets are amortized on a straight-line basis over the lesser of their useful lives and the life of the patents, or the term of the patent rights:

TMR manufacturing license	2 years
Distribution rights	10 years
Patent rights	13 to 21 years

[j]	Impairment of non-financial assets

The Company assesses at each reporting date whether there is an indication that an asset may be impaired.  If such an indication exists, the Company estimates the asset's recoverable amount.  The recoverable amount is the higher of an asset's or cash‑generating unit's ["CGU"] fair value less costs to sell and its value-in-use.  Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

Value-in-use is determined by discounting estimated future cash flows using a pre-tax discount rate that reflects the current market assessment of the time value of money and the specific risks of the asset.  In determining fair value less costs to sell, recent market transactions are taken into account, if available.  If no such transactions can be identified, an appropriate valuation model is used.  The recoverable amount of assets that do not generate independent cash flows is determined based on the CGU to which the asset belongs.

The Company bases its impairment calculation on detailed budgets and forecast calculations which are prepared separately for each of the Company's CGUs to which the individual assets are allocated.  These budgets and forecast calculations generally cover a period of three to five years.

An impairment loss is recognized in the consolidated statements of loss and comprehensive loss if an asset's carrying amount or that of the CGU to which it is allocated is higher than its recoverable amount.  Impairment losses of CGUs are charged against the carrying value of assets in a CGU, in proportion to their carrying amount.  In the consolidated statements of loss and comprehensive loss, the impairment losses are recognized in the expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased.  For purposes of impairment testing, the Company determined that it has two CGUs, namely the SPY® Imaging Technology business and the Transmyocardial Revascularization [“TMR”] business.

The calculation of value-in-use for the CGU would be most sensitive to the following assumptions:

•	Gross margins;
•	Discount rates;

| 40 |

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(expressed in U.S. dollars, except as otherwise indicated)

•	Price development for the consumables and medical devices; and
•	Market share assumptions.

Gross margins - Gross margins are based on historical and forecasted values.

Discount rates - Discount rates reflect the current market assessment of the risks specific to each CGU.  The discount rate is estimated based on the average percentage of a weighted average cost of capital for the medical device industry.

Price development for the consumables and medical devices - Estimates are obtained from published forecasts about the future development of applicable procedures during the detailed forecast period, as well as management's own judgments.

Market share assumptions - These assumptions are important because management assesses how the CGU's position, relative to its competitors, might change over the budget period.

[k]	Leased assets and operating leases

Leased assets are depreciated over the useful life of the asset.  However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Operating lease payments are recognized as an expense in the consolidated statements of loss and comprehensive loss on a straight‑line basis over the lease term.

[l]	Financial instruments

Financial instruments have been classified as assets held-for-trading, loans and receivables, financial liabilities at fair value through profit or loss or other financial liabilities.  Appropriate classification of financial assets and liabilities is determined at the time of initial recognition or when reclassified in the consolidated statements of financial position.  Cash and cash equivalents has been classified as held-for-trading and is recorded at fair value with any change in fair value immediately recognized in profit or loss.  Loans and receivables are carried at amortized cost.  The Company's shareholder warrants, classified as held-for-trading, are recognized as a financial liability and are remeasured at fair value through profit or loss.  Other financial liabilities includes distribution rights payable and is carried at amortized cost.  None of the Company’s financial assets are classified as held-to-maturity or available-for-sale and none of its financial liabilities are classified as held-for-trading.

All financial instruments are recognized initially at fair value plus, in the case of financial assets or financial liabilities not at fair value through profit or loss, directly attributable transaction costs.  Financial instruments are recognized on the date they originate or the trade date.

Impairment of financial assets:

The Company assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired.  A financial asset is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset [an incurred 'loss event'] and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

For financial assets carried at amortized cost, the Company first assesses individually whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant.  If the Company determines that no objective evidence of impairment exists for an individually assessed financial asset, it includes the asset in a group of financial assets with similar credit risk

| 41 |

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(expressed in U.S. dollars, except as otherwise indicated)

characteristics and collectively assesses them for impairment.  Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has occurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows to be received from the asset.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in profit or loss.

Loans and receivables together with the associated allowance are written-off when there is no realistic prospect of future recovery.  If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account.  If a write-off is later recovered, the recovery is credited to operating expenses in profit or loss, which is where the impairment losses on loans and receivables are initially recorded.

[m]	Fair value of financial instruments

Fair value is the estimated amount that the Company would pay or receive to dispose of the financial instrument contracts in an arm's length transaction between knowledgeable and willing parties who are under no compulsion to act.  The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques that are recognized by market participants.  Such techniques may include using recent arm's length market transactions, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis or other valuation models.

[n]	Shareholder warrants

The Company’s common share warrants are considered to be derivative liabilities due to the warrants being exercisable in a currency (Canadian dollar) other than the functional currency of the Company (U.S. dollar). Accordingly, the warrants are measured at fair value at each reporting date, with changes in fair value included in the statement of loss and comprehensive loss for the applicable reporting period.

[o]	Foreign currency translation

The Company's functional currency is the U.S. dollar.

Transactions in foreign currencies are initially recorded by the Company at their respective functional currency rates prevailing at the date of the transaction.

Monetary items are translated at the functional currency spot rate as of the reporting date.  Exchange differences from monetary items are recognized in profit or loss.  Non-monetary items that are not carried at fair value are translated using the exchange rates as at the dates of the initial transaction.  Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

[p]	Loss per share

The computation of basic loss per share is based on the weighted average number of common shares outstanding during the year.  Diluted loss per share is calculated in a similar way to basic loss per share except that the weighted average

| 42 |

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(expressed in U.S. dollars, except as otherwise indicated)

number of common shares outstanding are increased to include additional shares assuming the exercise of stock options, warrants and convertible debenture options, if dilutive.

[q]	Stock-based compensation plans

Stock option plan

Employees [including senior executives and Board members] of the Company may receive remuneration in the form of stock options.

In situations where stock options are issued and some or all of the goods or services received by the entity as consideration cannot be specifically identified, the unidentified goods or services received are measured as the difference between the fair value of the stock‑based compensation transaction and the fair value of any identifiable goods or services received at the grant date.  This is then capitalized or expensed as appropriate.

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date on which they are granted. The cost of stock option transactions is recognized, together with a corresponding increase in contributed surplus, over the period in which the performance and/or service conditions are fulfilled.

The cumulative expense recognized for stock-based compensation transactions at each reporting date until the vesting date reflects the extent to which this vesting period has expired and the Company's best estimate of the number of options that will ultimately vest.  The expense or credit recognized for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and is recognized in the consolidated statements of loss and comprehensive loss in the respective function line.

When options are exercised, the amounts previously credited to contributed surplus are reversed and credited to share capital.  The amount of cash, if any, received from participants is also credited in share capital in shareholders' equity.

Where the terms of stock options are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award are met.  An additional expense is recognized for any modification that increases the total fair value of the stock‑based compensation transaction, or is otherwise beneficial to the employee as measured at the date of modification.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of diluted loss per share.

Long-term incentive plan

On April 7, 2015, the Company established a long-term incentive plan comprised of Restricted Share Units (RSUs) and Deferred Share Units (DSUs).  RSUs may be granted by the Board of Directors and are available for directors, senior officers, employees and consultants of the Company and any affiliate of the Company.  DSUs are intended for directors of the Company who may elect to receive up to 100% of their annual board retainer in DSUs. The number of RSUs and DSUs granted at any particular time pursuant to the plan is calculated by dividing the dollar amount of such grant by the market value of a Novadaq common share listed on the NASDAQ on the date of grant.

RSUs

RSU’s are considered equity-settled transactions and the cost is measured by reference to the fair value at the date on which they are granted. The cost of RSU transactions is recognized, together with a corresponding increase in contributed surplus, over the period in which the performance and/or service conditions are fulfilled.

DSUs

| 43 |

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(expressed in U.S. dollars, except as otherwise indicated)

Outstanding DSUs are recorded as a liability, measured at the awards’ fair value on the date of grant based on the market price of the Company’s common shares.  If an award’s fair value changes after it has been granted and before the settlement date, the resulting change in the liability is recorded as a charge to operating costs in the period that the change occurs.

[r]	Income taxes

The Company is a taxable entity under the Income Tax Act (Canada).  The Company’s tax expense for the period is comprised of current and deferred income taxes.  Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities.  The Company uses the liability method of accounting for deferred income taxes.  Under this method, the Company recognizes deferred income tax assets and liabilities for future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases, and on unused tax losses and tax credit carryforwards. The Company recognizes deferred income tax assets only to the extent that it is probable, based on management’s estimates that future taxable profit will be available against which the deductible temporary differences as well as unused tax losses and tax credit carryforwards can be utilized.  The Company reviews deferred income taxes at each reporting date and reduces them to the extent it is no longer probable that the Company will realize the related tax benefits.

The tax rates and tax laws used to compute the amount of current and deferred income taxes are those that are enacted or substantively enacted at the reporting date in the countries where the Company operates and generates taxable income.  The Company recognizes the effect of a change in income tax rates in the period of enactment or substantive enactment.  Income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statements of loss and comprehensive loss.  Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions, where appropriate.

[s]	Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.  The expense relating to any provision is recorded in the consolidated statements of loss and comprehensive loss.

Provisions for warranty-related costs for the standard one year manufacturer’s warranty are recognized when the product is sold.  Initial recognition is based on historical experience and future expected costs.  The initial estimate of warranty-related costs is revised annually.  The time value of money is not considered material.

[t]	Comparative figures

Certain comparative figures have been reclassified to conform to the current period’s presentation.

[u]	New standards, interpretations and amendments adopted by the Company

Disclosure Initiative: Amendments to IAS

On December 18, 2014 the ISAB issued amendments to IAS 1, Presentation of Financial Statements, as part of its major initiative to improve presentation and disclosure in financial reports (the “Disclosure Initiative”).  The amendments are effective for annual periods beginning on or after January 1, 2016.  The Company adopted these amendments in its financial statements for the annual period beginning on January 1, 2016. The adoption of these amendments did not have a material effect on the Company’s consolidated financial statements.

| 44 |

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(expressed in U.S. dollars, except as otherwise indicated)

[v]	New standards, interpretations and amendments not yet adopted by the Company

[a] IFRS 9 – Financial Instruments (“IFRS 9”)

IFRS 9 (2009) introduced new requirements for the classification and measurement of financial assets. Under IFRS 9 (2009), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. IFRS 9 (2010) introduced additional changes relating to financial liabilities and IFRS 9 (2013) introduced hedging guidance. On July 24, 2014, the IASB issued the final version of the standard, which supersedes all previous versions (IFRS 9 (2014)). The Company does not intend to early adopt IFRS 9 (2014) in its financial statements and will adopt it for the annual period beginning on January 1, 2018, which is the mandatory adoption date specified in IFRS 9 (2014). The extent of the impact of adoption of the standard has not yet been determined.

[b] IFRS 15 – Revenue from Contracts with Customers (“IFRS 15”)

IFRS 15 introduces a single model for recognizing revenue from contracts with customers. This standard applies to all contracts with customers, with only some exceptions, including certain contracts accounted for under other IFRSs. The standard requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to a customer and at an amount that reflects the consideration expected to be received in exchange for transferring those goods or services. This is achieved by applying the following five steps:

1. Identify the contract with a customer;

2. Identify the performance obligations in the contract;

3. Determine the transaction price;

4. Allocate the transaction price to the performance obligations in the contract; and

5. Recognize revenue when (or as) the entity satisfies a performance obligation.

The adoption of IFRS 15 may affect the amount and/or timing of revenue recognized.  The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

[c] IFRS 16 – Leases (“IFRS 16”)

IFRS 16 introduced new requirements for the classification and measurement of leases. Under IFRS 16, leases are generally recorded by the lessee on the balance sheet as an asset and liability measured at the present value of lease rentals and expected payments at the end of the lease. The Company does not intend to early adopt IFRS 16 in its financial statements and will adopt it for the annual period beginning on January 1, 2019, which is the mandatory adoption date specified in IFRS 16. The extent of the impact of adoption of the standard has not yet been determined.

3.	INVENTORIES

Inventories by category are as follows:

	December 31, 2016	December 31, 2015
	$	$
Raw materials and parts	2,080,839	7,533,719
Consignment inventory	1,152,004	410,205
Medical devices	1,045,028	2,661,247
TMR kits	17,694	75,714
	4,295,565	10,680,885

| 45 |

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(expressed in U.S. dollars, except as otherwise indicated)

During the year ended December 31, 2016, the Company wrote down inventory by $4,071,005 [2015 – $585,369] to its net realizable value and recognized the write-down in costs of sales.  In addition, for the year ended December 31, 2016, $18,413,027 [2015 - $10,697,508] of inventory has been recognized in cost of sales.

4.	PROPERTY AND EQUIPMENT

	Medical devices	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
Cost:
Balance at January 1, 2016	26,737,427	474,573	1,892,522	1,611,150	30,715,672
Additions	14,458,829	58,724	381,107	180,750	15,079,410
Disposals	(6,594,620)	(924)	—	—	(6,595,544)
Balance at December 31, 2016	34,601,636	532,373	2,273,629	1,791,900	39,199,538

Depreciation:
Balance at January 1, 2016	(13,522,500)	(438,942)	(1,648,587)	(275,529)	(15,885,558)
Depreciation	(5,931,638)	(29,288)	(269,788)	(159,541)	(6,390,255)
Disposals	2,584,746	—	—	—	2,584,746
Balance at December 31, 2016	(16,869,392)	(468,230)	(1,918,375)	(435,070)	(19,691,067)

Net book value at December 31, 2016	17,732,244	64,143	355,254	1,356,830	19,508,471

	Medical devices	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
Cost:
Balance at January 1, 2015	24,913,546	450,791	1,663,792	294,180	27,322,309
Additions	6,488,498	23,782	228,730	1,316,970	8,057,980
Disposals	(4,664,617)	—	—	—	(4,664,617)
Balance at December 31, 2015	26,737,427	474,573	1,892,522	1,611,150	30,715,672

Depreciation:
Balance at January 1, 2015	(11,557,846)	(419,792)	(1,448,474)	(248,378)	(13,674,490)
Depreciation	(4,888,278)	(19,150)	(200,113)	(27,151)	(5,134,692)
Disposals	2,923,624	—	—	—	2,923,624
Balance at December 31, 2015	(13,522,500)	(438,942)	(1,648,587)	(275,529)	(15,885,558)

Net book value at December 31, 2015	13,214,927	35,631	243,935	1,335,621	14,830,114

As at December 31, 2016, medical devices includes construction-in-progress of $6,768,295 [2015-$6,136,442] which are not being depreciated.  Depreciation will commence when the devices are placed at medical institutions.

| 46 |

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(expressed in U.S. dollars, except as otherwise indicated)

5.	INTANGIBLE ASSETS

Intangible assets include licenses, patent rights and distribution rights as summarized below:

	Licenses	Patent rights	Distribution rights	Total
	$	$	$	$
Cost:
Balance at January 1, 2016	5,913,642	14,920,855	7,880,819	28,715,316
Additions	—	—	—	—
Balance at December 31, 2016	5,913,642	14,920,855	7,880,819	28,715,316

Amortization:
Balance at January 1, 2016	(5,913,642)	(3,426,306)	(835,578)	(10,175,526)
Amortization	—	(904,425)	(788,078)	(1,692,503)
Balance at December 31, 2016	(5,913,642)	(4,330,731)	(1,623,656)	(11,868,029)

Net book value at December 31, 2016	—	10,590,124	6,257,163	16,847,287

	Licenses	Patent rights	Distribution rights	Total
	$	$	$	$
Cost:
Balance at January 1, 2015	5,913,642	14,920,855	7,880,819	28,715,316
Additions	—	—	—	—
Balance at December 31, 2015	5,913,642	14,920,855	7,880,819	28,715,316

Amortization:
Balance at January 1, 2015	(5,913,642)	(2,504,258)	(47,501)	(8,465,401)
Amortization	—	(922,048)	(788,077)	(1,710,125)
Balance at December 31, 2015	(5,913,642)	(3,426,306)	(835,578)	(10,175,526)

Net book value at December 31, 2015	—	11,494,549	7,045,241	18,539,790

| 47 |

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(expressed in U.S. dollars, except as otherwise indicated)

6.	SHAREHOLDER WARRANTS

	February 2010		March 2011
	Shareholder Warrants		Shareholder Warrants		Total
	#	$	#	$	$

December 31, 2014	290,089	4,080,925	1,561,515	21,792,160	25,873,085
Exercised	(290,089)	(4,414,313)	—	—	(4,414,313)
Revaluation	—	333,388	—	(5,354,365)	(5,020,977)
December 31, 2015	—	—	1,561,515	16,437,795	16,437,795
Exercised	—	—	(1,561,515)	(15,113,502)	(15,113,502)
Revaluation	—	—	—	(1,324,293)	(1,324,293)
December 31, 2016	—	—	—	—	—

On March 24, 2011, the Company closed a private placement of $14,280,240, net of transaction costs of $998,207, in exchange for 4,731,864 units at a price of CDN $3.17 per unit.  Each unit consists of one common share and 0.45 of a warrant, representing 2,129,339 warrants.  Each warrant has a five-year term and is exercisable either for one common share at an exercise price of CDN $3.18 or on a cashless basis in accordance with the Warrant Agreement.  Because such warrants were denominated in Canadian dollars [a currency different from the Company's functional currency], they are recognized as a financial liability at fair value through profit or loss.  In determining the initial fair value of the warrants, the Company used the Black‑Scholes option pricing model with the following assumptions: weighted average volatility rate of 66%; risk-free interest rate of 1.98%; expected life of five years; and an exchange rate of 1.026.  The value of $3,695,513, net of transaction costs, was established on March 24, 2011 and the warrants were subsequently revalued at the end of each reporting period utilizing the Black‑Scholes option pricing model. The fair value of the warrants before transaction costs were initially U.S. $1.86 per warrant at issuance and at December 31, 2015 were valued at U.S. $10.53 per warrant using the following assumptions: volatility rate of 64%; risk-free interest rate of 1.85%; expected life of 0.23 years; share price of CDN $17.74; exercise price of CDN $3.18; and exchange rate of 0.7225.

During the year ended December 31, 2016, the remaining warrants of 1,561,515 were exercised on a cashless basis whereby the Company issued 1,166,753 common shares from treasury [see Note 14]. Upon conversion of the warrants to common shares, the warrants were de-recognized and the fair value of the warrants on the exercise dates of $15,113,502 was recognized as share capital.

In February 2010, the Company closed a private placement of U.S. $6,610,157, net of transaction costs of $511,180, in which 3,049,205 units at CDN $2.43 per unit were issued.  Each unit is comprised of one common share and one-fifth of a warrant.  Each warrant has a five-year term and is exercisable for one common share at an exercise price of CDN $3.00.  Because such warrants were denominated in Canadian dollars [a currency different from the Company’s functional currency], they are recognized as a financial liability at fair value through profit or loss.  In determining the initial fair value of the shareholder warrants, the Company used the Black‑Scholes option pricing model with the following assumptions: volatility rate of 69%; risk-free interest rate of 1.88%; expected life of 5 years for shareholder warrants and 3 years for broker warrants; and exchange rate of 0.960. Shareholder warrants were initially valued at U.S. $1.47 and revalued at December 31, 2014 at U.S. $14.07 per warrant.

During year ended December 31, 2015, the warrants of 290,089 were exercised [see Note 14] for cash consideration of $699,209.

| 48 |

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(expressed in U.S. dollars, except as otherwise indicated)

7.	PROVISIONS

Provisions are recognized for extended warranty claims on products sold during the last 12 months based on past experience of the level of repairs and returns.  It is expected that all of these warranty claims will be incurred in the next financial year.  Assumptions used to calculate the provision for warranties were based on current sales levels and current information available for warranty costs.

	December 31, 2016	December 31, 2015
	$	$

Balance at January 1	454,579	335,204
Arising during the year	802,698	685,114
Utilization of accrual	(747,074)	(565,739)
Balance at December 31	510,203	454,579

8.	INCOME TAXES

The Company offsets tax assets and liabilities if and only if it has a legally enforceable right to offset the current tax assets and current tax liabilities or deferred tax assets and deferred tax liabilities and they relate to taxes levied by the same tax authority.

The tax benefits of the following unused tax losses and deductible temporary differences have not been recognized in the financial statement due to the unpredictability of future earnings:

	2016	2015
Deductible temporary differences	$	$
Non-capital losses	163,621,000	116,141,000
Investment Tax Credits (“ITC”)	599,000	581,000
Scientific research and experimental development expenses	2,055,000	1,994,000
Accrued warranty and reserves, and accrued inter-company royalty	6,883,000	5,368,000
Share issue costs	1,189,000	2,797,000
Property and equipment and licenses	15,526,000	16,834,000
Net unrecognized deductible temporary differences	(189,873,000)	(143,715,000)
	—	—

A reconciliation between the Company's statutory and effective tax rates is presented below:

	December 31, 2016	December 31, 2015
	%	%
Statutory rate	26.1	26.1
Permanent differences	(3.3)	(0.5)
Impact of foreign income tax rate differential	3.8	4.5
Unrecognized benefit of current year's tax loss	(26.6)	(30.1)
Other	(0.1)	0.1
Effective tax rate	(0.1)	0.1

The Company has available research and development expenditures for income tax purposes, which may be carried forward indefinitely to reduce future years' taxable income. The potential income tax benefits associated with these expenditures have not been recorded in the consolidated financial statements. The total of such expenditures accumulated to December 31, 2016 is

| 49 |

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(expressed in U.S. dollars, except as otherwise indicated)

approximately $2,055,000 (2015 - $1,994,000).

At December 31, 2016, the Company has $102,294,000 (2015 - $71,872,000) of Canadian non-capital loss carryfowards that will expire from 2026 to 2036, and $55,942,000 (2015 - $37,630,000) of US net operating losses that will expire from 2026 to 2036. The Company also has $4,889,000 (2015 - $6,444,000) of Swiss non-capital losses that will expire from 2017 to 2023, and German non-capital losses of $496,000 (2015 - $195,000) which have an indefinite expiry.

The Company has unclaimed Canadian scientific research investment tax credits of $599,000 (2015 - $581,000) that will expire from 2020 to 2028.

9.	MARKETING AND DISTRIBUTION AGREEMENTS

LifeNet Health® (“LifeNet”)

On December 9, 2014, Novadaq entered into a multi-year agreement with LifeNet whereby Novadaq was appointed the exclusive worldwide distributor of LifeNet’s DermACELL® tissue products for wound and breast reconstruction surgery.  The agreement has an initial 10-year term and, subject to certain conditions and Novadaq fulfilling certain sales performance metrics, will automatically renew for successive five-year periods. The total consideration payable for the distribution rights granted under the agreement is $8,500,000 of which $6,000,000 was paid to LifeNet in December 2014.  The remaining consideration of $2,500,000 is payable by the Company in equal annual payments of $250,000 over the initial 10-year term of the agreement.  As at December 31, 2016, the Company recorded a liability of $1,831,127 (2015 - $1,985,012) for the remaining consideration payable, measured at the present value of future payments.  During the year ended December 31, 2016, the Company recorded interest accretion of $96,115 (2015 – $104,193) in the consolidated statements of loss and comprehensive loss.  As at December 31, 2016, $250,000 (2015 - $250,000) of the distribution rights payable has been recognized in current liabilities on the consolidated statement of financial position.

10.	OPERATING EXPENSES

[a] Depreciation and amortization included in the consolidated statements of loss and comprehensive loss

	December 31, 2016	December 31, 2015
	$	$
Included in cost of sales
Depreciation of property and equipment	1,622,387	2,335,469

Included in administrative expenses
Depreciation of property and equipment	107,066	38,396

Included in selling and distribution expenses
Depreciation of property and equipment	4,439,448	2,675,578
Amortization of intangible assets	788,077	788,077

Included in research and development expenses
Depreciation of property and equipment	221,354	85,249
Amortization of intangible assets	904,426	922,048

| 50 |

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(expressed in U.S. dollars, except as otherwise indicated)

[b] Employee and benefits expense

	December 31, 2016	December 31, 2015
	$	$
Wages and salaries	29,381,567	20,313,048
Benefits, commissions and bonus expense	29,966,956	22,616,128
Social security costs	337,548	345,686

[c] Lease payment expense

The Company has recognized $906,030 in lease expense for the year ended December 31, 2016 [2015 - $638,451].

[d] Administrative expenses

As a result of the resignation of the Company’s former CEO, the Company has recognized and included in stock-based compensation cost during the year ended December 31, 2016 a charge of $1,853,128 relating to the stock options and RSUs granted to the CEO, which had not yet vested at the time of the resignation and were not cancelled subsequently.  In addition, the Company was required to provide cash compensation in the amount of $1,852,874 for other costs related to the resignation.  These costs were recorded in administrative expenses in the consolidated statements of loss and comprehensive loss for the year ended December 31, 2016. As at December 31, 2016, $879,619 related to cash compensation, is included in accounts payable and accrued liabilities.

11.	STOCK-BASED COMPENSATION PLAN

Stock Option Plan

On March 29, 2005, the Company established an amended stock option plan [the "Plan"] for the employees, directors, senior officers and consultants of the Company and any affiliate of the Company which governs all options issued under its previously existing stock option plans and future option grants made under the Plan.  On May 15, 2008, the shareholders at the annual and special meeting approved the "Second Amended and Restated Stock Option Plan", which was an amendment to the Plan.

Under the Plan, options to purchase common shares of the Company may be granted by the Board of Directors.  Options granted under the Plan will have an exercise price of not less than the volume-weighted average trading price of the common shares for the five trading days preceding the date on which the options are granted.  The maximum aggregate number of common shares which may be subject to options under the Plan is 10% of the common shares of the Company outstanding from time to time.

Options granted under the Plan will generally vest over a three-year period and may be exercised in whole or in part at any time as follows:  33% on or after the first anniversary of the grant date, 67% on or after the second anniversary of the grant date and 100% on or after the third anniversary of the grant date.  Options expire on the tenth anniversary of the grant date.  Any options not exercised prior to the expiry date will become null and void.  In connection with certain change of control transactions, including a take-over bid, merger or other structured acquisition, the Board of Directors may accelerate the vesting date of all unvested options such that all optionees will be entitled to exercise their full allocation of options and in certain circumstances, where such optionee's employment is terminated in connection with such transaction, such accelerated vesting will be automatic.  Options granted under the Plan will terminate on the earlier of the expiration of the option or 180 days following the death of the optionee or termination of the optionee's employment because of permanent disability, as a result of termination of the optionee's employment because of retirement of an optionee or as a result of such optionee ceasing to be a director, or 30 days following termination of an optionee.

The stock‑based compensation cost, related to options, that has been recognized for the year ended December 31, 2016 and included in the respective function line in the consolidated statements of loss and comprehensive loss is $5,992,999 [2015 - $5,008,622] with a corresponding increase to contributed surplus.

| 51 |

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(expressed in U.S. dollars, except as otherwise indicated)

A summary of the options outstanding as at December 31, 2016 and 2015 under the Plan are presented below (all weighted average exercise prices expressed in CDN dollars):

	December 31, 2016		December 31, 2015
	Number outstanding	Weighted average exercise price	Number outstanding	Weighted average exercise price
	#	$	#	$

Options outstanding, beginning of period	3,894,805	12.25	3,691,962	11.32
Options granted	1,132,010	12.62	1,085,000	14.17
Options exercised	(23,551)	5.03	(390,670)	3.68
Options cancelled	(132,815)	15.79	(95,932)	12.24
Options forfeited	(262,385)	15.89	(395,555)	17.58
Options outstanding, end of period	4,608,064	12.06	3,894,805	12.25

Options exercisable, end of period	2,616,132	10.11	1,944,472	8.88

The Company uses the Black-Scholes option pricing model to determine the fair value of options. On February 17, 2016, the Company issued 134,500 options and on May 18, 2016 the Company issued 997,510 options under the Plan. For the year ended December 31, 2016, the Company used the following assumptions to determine the fair value of each of the options granted:

	February 17, 2016 Grant	May 18, 2016 Grant
	Employees	Management	Employees
Weighted average volatility rate	52%	50%	53%
Expected dividend yield	Nil	Nil	Nil
Weighted average expected life (in years)	3.7	6.6	3.7
Weighted average interest rate	0.57%	1.14%	0.79%
Exchange rate	0.7297	0.7679	0.7679
Fair value per option	$3.55	$4.97	$3.96

The expected life of the options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur.  The expected volatility reflects the assumption that the historical volatility over a period similar to the expected life of the options is indicative of future trends, which may also not necessarily be the actual outcome.

There have been no modifications to the Plan during the periods presented in the consolidated financial statements.

Long-Term Incentive Plan

On April 7, 2015 the Company established a long-term incentive plan comprised of Restricted Share Units (RSUs) and Deferred Share Units (DSUs).

In connection with certain change of control transactions, including a take-over bid, merger or other structured acquisition, the Board of Directors may accelerate the vesting date of all unvested RSUs and DSUs such that all participants will be entitled to settle their full allocation of RSUs and/or DSUs and in certain circumstances, where such participant's employment is terminated in connection with such transaction, such accelerated vesting will be automatic.

| 52 |

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(expressed in U.S. dollars, except as otherwise indicated)

RSUs

RSUs granted under the plan will generally vest over a three-year period and may be settled in whole or in part at any time as follows:  one-third on or after the first anniversary of the grant date, one third on or after the second anniversary of the grant date, one third on or after the third anniversary of the grant date, and in certain cases, if specified performance objectives are met as determined by the Board of Directors.  RSUs granted under the plan will expire upon the termination of the participant’s employment, retirement, permanent disability or death.  RSUs must be settled no later than December 31 of the third calendar year following the year in which the services giving rise to the award were rendered.  RSUs may be settled for their cash equivalent or by the issuance of the Company’s common shares, subject to discretion of the Board of Directors. Each RSU is the equivalent of one Novadaq common share. The fair value for each RSU granted, which approximates the market value of a Novadaq common share at the date of grant, is recognized over the term of the vesting period, with a corresponding increase to contributed surplus based on the number of RSUs expected to vest.

The table below is a summary of the RSUs outstanding as at December 31, 2016 and December 31, 2015:

	December 31, 2016	December 31, 2015
	Number outstanding	Number outstanding
	#	#

RSU's outstanding, beginning of period	29,302	—
RSU's granted	220,700	30,302
RSU's exercised	(1,520)	—
RSU's cancelled	(167)	—
RSU's forfeited	(2,860)	(1,000)
RSU's outstanding, end of period	245,455	29,302

The stock‑based compensation cost that has been recognized for the year ended December 31, 2016 and included in the respective function lines in the consolidated statements of loss and comprehensive loss is $731,608 (2015 – $64,926) with a corresponding increase to contributed surplus [see Note 14].

DSUs

DSUs granted under the plan may be settled when the participant ceases to be a member of the Board of Directors.  The participant may elect to settle DSUs for their cash equivalent or for the issuance of the Company’s common shares. Outstanding DSUs are initially recorded as a liability on the statement of financial position, measured at the awards’ fair value on the date of grant based on the market price of the Company’s common shares, with a corresponding charge to administrative expenses.  If an award’s fair value changes after it has been granted and before the settlement date, the resulting change in the liability is recorded in administrative expenses in the period that the change occurs.

On May 18, 2016, the Company issued 75,360 DSUs under the plan. The initial fair value of $736,667 was recorded in other liabilities with the corresponding stock-based compensation cost recognized for the year ended December 31, 2016 and included in administrative expenses in the consolidated statements of loss and comprehensive loss. The liability related to the DSUs was re-measured to its fair value as at December 31, 2016, resulting in a decrease to stock based compensation expense for the year ended December 31, 2016 of $145,692.  The stock-based compensation cost that has been recognized for the year ended December 31, 2016 is $590,975. The liability associated with the DSUs is $445,252 as at December 31, 2016 (2015 – nil).

| 53 |

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(expressed in U.S. dollars, except as otherwise indicated)

The table below is a summary of the DSUs outstanding as at December 31, 2016:

December 31, 2016
Number outstanding
#

DSU's outstanding, beginning of period	—
DSU's granted	75,360
DSU's exercised	(12,560)
DSU's outstanding, end of period	62,800

There have been no modifications to the long-term incentive plan during the year.

12.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

[a] Fair value

Set out below is a comparison by type of the carrying amounts and fair values of the Company's recognized financial instruments that are recorded in the consolidated statements of financial position:

	December 31, 2016		December 31, 2015
	Carrying amount	Fair value	Carrying amount	Fair value
	$	$	$	$
Financial assets
Held-for-trading
Cash and cash equivalents	62,382,649	62,382,649	106,790,202	106,790,202
Loans and receivables
Accounts receivable	27,596,718	27,596,718	21,767,746	21,767,746
Long-term receivables	298,073	298,073	—	—
	90,277,440	90,277,440	128,557,948	128,557,948

Financial liabilities
Derivative financial liabilities at fair value through profit or loss
Shareholder warrants	—	—	16,437,795	16,437,795
Other financial liabilities
Accounts payable and accrued liabilities	19,223,889	19,223,889	12,145,572	12,145,572
Distribution rights payable	1,831,127	1,831,127	1,985,012	1,985,012
Other liabilities	445,252	445,252	—	—
	21,500,268	21,500,268	30,568,379	30,568,379

The fair values of the financial assets and liabilities are shown at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

| 54 |

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(expressed in U.S. dollars, except as otherwise indicated)

The following methods and assumptions were used to estimate the fair values:

•	cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.
•	the fair value of the long-term receivables and distribution rights payable is estimated by discounting the future contractual payments.
•	the fair value of shareholder warrants is estimated using the Black‑Scholes option pricing model incorporating various inputs including the underlying price volatility and other assumptions.
•	the fair value of the other liabilities is estimated based on the market price of the Company’s common shares.

[b] Fair value hierarchy

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1 - Inputs to the valuation methodology are quoted prices [unadjusted] for identical assets or liabilities in active markets.
•

Level 2 - Inputs to valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The fair value hierarchy of financial instruments measured at fair value on the consolidated statements of financial position is as follows:

	December 31, 2016			December 31, 2015
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	$	$	$	$	$	$
Financial assets
Cash and cash equivalents	62,382,649	—	—	106,790,202	—	—

Financial liabilities
Shareholder warrants	—	—	—	—	16,437,795	—

During the reporting periods, there were no transfers between Level 1 and Level 2 fair value measurements.

[c] Management of risks arising from financial instruments

The Company's principal financial liabilities, other than shareholder warrants and other liabilities, are comprised of distribution rights payable and trade and other payables.  The main purpose of these financial liabilities is to finance the Company's operations and to provide guarantees to support its operations.  The Company has trade and other receivables and cash and cash equivalents that are derived directly from its operations.

The Company's activities expose it to a variety of financial risks: market risk [including foreign currency and interest rate risk], credit risk and liquidity risk.  The Company's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company's financial performance.  Risk management is the responsibility of the corporate finance function, which has the appropriate skills, experience and supervision.  The Company's domestic and foreign operations, along with the corporate finance function, identify, evaluate and, where appropriate, mitigate financial risks.  Material risks are monitored and are regularly discussed with the Audit Committee of the Board of Directors.

| 55 |

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(expressed in U.S. dollars, except as otherwise indicated)

The Audit Committee provides assurance to the Company's senior management that the Company's financial risk‑taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Company's policies and risk appetite.

The risks associated with the Company's financial instruments are as follows:

[i] Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices.  Components of market risk to which the Company is exposed are discussed below.  Financial instruments affected by market risk include trade accounts receivable and accounts payable.

Foreign currency risk

Foreign currency risk arises due to fluctuations in the fair value or cash flows of financial instruments due to changes in foreign exchange rates and exposure.

Since a significant part of the Company's purchases are transacted in Canadian dollars, the Company may experience translation exposures because of volatility in the exchange rate between the Canadian and U.S. dollar.  Based on the Company's Canadian dollar denominated monetary assets and liabilities as at December 31, 2016, a weakening (strengthening) of the U.S. dollar of 10% would, everything else being equal, have a positive (negative) effect on loss before income taxes of $312,778 [2015 - $42,424].  The Company's exposure to foreign currency changes for all other currencies is not material.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company does not have any significant exposure to interest rate risk.

[ii] Credit risk

Credit risk is the risk that one party to a financial instrument fails to discharge an obligation and causes financial loss to another party.  The Company is exposed to credit risk from its operating activities [primarily for trade accounts receivable] and from financing activities, including cash deposits with banks and financial institutions.

Accounts receivable are subject to credit risk exposure and the carrying values reflect management's assessment of the associated maximum exposure to such credit risk.  The maximum exposure to credit risk is equal to the carrying value of the financial assets.  The objective of managing counterparty credit risk is to prevent losses in financial assets.  The Company assesses the credit quality of the counterparties, taking into account their financial position, past experience and other factors.  Credit risk is mitigated by entering into sales contracts with only stable, creditworthy parties and through frequent reviews of exposures to individual entities.

As at December 31, 2016, one customer had an accounts receivable balance exceeding 10% of total accounts receivable [December 31, 2015 – one customer]. Concentration of this customer comprised 30% of total accounts receivable as at December 31, 2016 as compared to 21% as at December 31, 2015.

The Company assesses the credit risk of accounts receivable by evaluating the aging of accounts receivable based on the invoice date.  The carrying amount of accounts receivable is reduced through the use of an allowance account and the amount of the loss is recognized in the consolidated statements of loss and comprehensive loss.  When a receivable balance is considered uncollectible, it is written off against the allowance for doubtful accounts.  Subsequent recoveries of amounts previously written off are credited against operating expenses in the consolidated statements of loss and comprehensive loss.  As at December 31, 2016, the Company has made a provision of $1,425,629 [2015 - $1,661,516] in respect of accounts which it believes may not be

| 56 |

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(expressed in U.S. dollars, except as otherwise indicated)

collectible.  As at December 31, 2016, the Company's accounts receivable, before provision, were 74% concentrated in the U.S. and 26% concentrated outside of the U.S. [2015 – U.S. - 91%; outside of U.S. - 9%].

The following tables set forth details of accounts receivable, including aging of trade accounts receivable that are not overdue, as well as an analysis of overdue amounts and related allowance for doubtful accounts:

	December 31, 2016	December 31, 2015
	$	$

Total accounts receivable	29,022,347	23,429,262
Less allowance for doubtful accounts	(1,425,629)	(1,661,516)
Total accounts receivable, net	27,596,718	21,767,746

Of which
Current	16,491,877	18,391,875
31 - 60 days	393,816	233,430
61 - 90 days	7,004,472	1,385,556
Over 90 days	5,132,182	3,418,401
Less allowance for doubtful accounts	(1,425,629)	(1,661,516)
Total accounts receivable, net	27,596,718	21,767,746

The movement in the Company's allowance for doubtful accounts for the years ended December 31, 2016 and 2015 were as follows:

	December 31, 2016	December 31, 2015
	$	$
Balance, beginning of year	1,661,516	1,860,059
Additional provision recognized	1,210,012	179,893
Amounts recovered during the year	(484,994)	(378,436)
Amounts written off during the year	(960,905)	—
Balance, end of year	1,425,629	1,661,516

Credit risk from balances with banks and financial institutions is managed by the Company's treasury, responsible in accordance with the Company's policy.  Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty.  Counterparty credit limits are reviewed by management periodically. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through the counterparty's potential failure.  The Company's maximum exposure to credit risk for the components of the consolidated statements of financial position is the carrying amount of cash and cash equivalents and accounts receivable.

[iii] Liquidity risk

Liquidity risk is the potential inability to meet financial obligations as they fall due.  The Company manages this risk by monitoring detailed quarterly cash forecasts for the next 12 months, and annual forecasts for the following one-year period to ensure adequate and efficient use of cash resources.  The Company attempts to meet financial obligations through managing cash from operations and through cash on hand.

| 57 |

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(expressed in U.S. dollars, except as otherwise indicated)

The tables below summarize the maturity profile of the Company's financial liabilities as at December 31, 2016 and 2015 based on contractual undiscounted payments:

December 31, 2016:

	Total	Less than 1 year	1 to 3 years	4 to 5 years	Thereafter
	$	$	$	$	$
Distribution rights payable	2,250,000	250,000	500,000	500,000	1,000,000
Accounts payable and accrued liabilities	19,223,889	19,223,889	—	—	—
Total financial liability payments	21,473,889	19,473,889	500,000	500,000	1,000,000

December 31, 2015:

	Total	Less than 1 year	1 to 3 years	4 to 5 years	Thereafter
	$	$	$	$	$
Distribution rights payable	2,500,000	250,000	500,000	500,000	1,250,000
Accounts payable and accrued liabilities	12,145,572	12,145,572	—	—	—
Total financial liability payments	14,645,572	12,395,572	500,000	500,000	1,250,000

[d] Capital management

Management’s objective when managing capital is to ensure the Company has sufficient liquidity to meet all of its commitments and to support the cash requirements for ongoing operations.  Management defines capital as shareholders’ equity, short-term and long-term borrowings and cash and cash equivalents.  Management manages the Company’s capital structure commitments and maturities and makes adjustments based on general economic conditions, financial markets and operating risks and the Company’s investment and working capital requirements. To maintain or adjust the Company’s capital structure, management may, with approval from the Company’s Board of Directors, issue shares, repurchase shares, issue or repay debt and/or short-term borrowings, or undertake other activities as deemed appropriate under the circumstances. The Board of Directors reviews and approves any material transactions that are not part of the ordinary course of business, including proposals for acquisitions or other major investments or divestitures, financing transactions and annual capital and operating budgets.

13.	RELATED PARTY DISCLOSURES

As at December 31, 2016 and 2015, the Company has no receivable or payable amounts with key management personnel or directors. The key management personnel include the President and Chief Executive Officer; Chief Financial Officer; Senior Vice President and General Manager; Vice President of Regulatory, Reimbursement and Clinical Affairs; and General Counsel.

Compensation of key management personnel of the Company

	December 31, 2016	December 31, 2015
	$	$

Wages and salaries	1,904,475	1,360,991
Benefits and bonus expense	1,492,691	1,292,670
Social security costs	10,568	10,669
Total key management compensation	3,407,734	2,664,330

| 58 |

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(expressed in U.S. dollars, except as otherwise indicated)

Wages and salaries includes cash compensation of $1,852,874 related to the exit costs of the Company’s former CEO [Note 10(d)]. In addition, the Company has recognized $3,609,112 [2015 – $1,692,162] in stock-based compensation cost for key management personnel which includes $1,853,128 related to the exit costs of the Company’s former CEO [Note 10(d)] and $736,564 [2015 - $418,804] for its Board of Directors for the year ended December 31, 2016.

14.	SHARE CAPITAL

The Company has authorized share capital as follows: common shares - unlimited, no par value; preference shares - unlimited, no par value, issuable in one or more series.

Issued and outstanding

	Common shares
	#	$

Balance as at December 31, 2014	55,572,568	315,651,455
Exercise of stock options	390,670	1,922,034
Exercise of shareholder warrants	290,089	5,113,522
Balance as at December 31, 2015	56,253,327	322,687,011
Exercise of stock options	23,551	157,288
Exercise of RSUs	1,520	16,446
Exercise of shareholder warrants	1,166,753	15,113,502
Balance as at December 31, 2016	57,445,151	337,974,247

15.	LOSS PER SHARE

Basic loss per share amounts are calculated by dividing net loss for the year attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the year.  Diluted loss per share amounts are calculated by dividing the net loss attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all of the dilutive potential ordinary shares into ordinary shares.

The following reflects the loss and share data used in the basic and diluted loss per share computations:

	December 31, 2016	December 31, 2015
Net loss and comprehensive loss attributable to shareholders for basic loss per share	$(52,910,724)	$(30,830,479)
Net loss and comprehensive loss attributable to shareholders for diluted loss per share	$(54,235,017)	$(35,851,456)
Weighted average number of shares for basic loss per share	57,198,510	56,113,632
Weighted average number of shares for diluted loss per share	58,148,215	57,192,139

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of completion of these consolidated financial statements.

| 59 |

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(expressed in U.S. dollars, except as otherwise indicated)

The conversion of outstanding stock options and RSUs has not been included in the determination of basic and diluted loss per share as to do so would have been anti‑dilutive.

16.	COMMITMENTS AND CONTINGENCIES

Lease commitments

The Company has entered into lease commitments for office premises located in Mississauga, Ontario, Burnaby, British Columbia, Taunton, Massachusetts, Hong Kong, Germany and Switzerland.  The total future minimum annual lease payments and proportionate operating expenses for the five locations, are as follows:

$
Within one year	644,000
After one year but not more than five years	1,822,000
More than five years	1,776,000
4,242,000

Distribution Agreement

On December 9, 2014, the Company entered into a 10-year agreement with LifeNet whereby Novadaq was appointed the exclusive worldwide distributor of LifeNet’s DermACELL® tissue products for wound and breast reconstruction surgery.  Pursuant to the agreement, the Company has an annual minimum volume of products to be purchased from LifeNet over the term of the agreement.

Revolver Loan

On August 26, 2011, the Company executed a revolving credit agreement with a Canadian chartered bank entitling the Company to borrow to a maximum limit of $2,500,000 Canadian dollars, subject to a borrowing base formula, certain financial covenants and reporting requirements. The credit facility is secured by a General Security Agreement constituting a first ranking security interest in all personal property of the Company, with a conventional rate of interest. The Company is in compliance with the financial covenants and reporting requirements at December 31, 2016.

As at December 31, 2016, $263,776 Canadian dollars was drawn under the revolver loan for letters of credit outstanding (2015 - $271,890 Canadian dollars). On January 6, 2017, the revolving credit agreement was terminated [Note 18].

17.	SEGMENTED INFORMATION

The Company’s business activities are conducted through one segment which consists of medical devices. Segment performance is based on gross margin and is measured consistently with the gross margin of the consolidated financial statements since there is only one segment.

Revenue by region is as follows:

	December 31, 2016	December 31, 2015
	$	$

United States	69,653,236	57,065,304
Outside United States	10,417,377	6,746,908
Total	80,070,613	63,812,212

| 60 |

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(expressed in U.S. dollars, except as otherwise indicated)

For the year ended December 31, 2016, there were sales to one customer that exceeded 10% of total revenue [2015 – one customer]. Concentration of this customer comprised of 25% of total revenue for the year ended December 31, 2016 [2015 – 14%].

Property and equipment, net is as follows

	December 31, 2016	December 31, 2015
	$	$

Canada	8,603,929	7,955,468
United States	8,744,038	5,765,396
Outside North America	2,160,504	1,109,250
Total	19,508,471	14,830,114

Intangible assets are domiciled as follows

	December 31, 2016	December 31, 2015
	$	$
Canada	2,493,307	2,733,434
Outside Canada	14,353,980	15,806,356
Total	16,847,287	18,539,790

18.	SUBSEQUENT EVENT

On January 6, 2017, the Company entered into a credit facility consisting of a term and revolving loan that will provide the Company with new financing of up to $60,000,000.  As a result, the Company’s existing revolving credit agreement [Note 16] was terminated.  Under the terms of the new credit facility, up to $30,000,000 will be available under a term loan agreement in three equal tranches of $10,000,000 between January 6, 2017 and December 31, 2018, with principal repayments commencing on February 1, 2019 payable in equal monthly payments over a period of 36 months.  The term loan bears interest at LIBOR plus 7.20%.  In addition, the Company has the option to borrow up to $30,000,000 through a revolving loan for a term of up to 60 months, with an additional $15,000,000 to be committed if certain conditions are met.  The borrowings available under the revolving loan is subject to a borrowing base formula. The revolving loan bears interest at LIBOR plus 4.25%.  The credit facility is subject to certain financial covenants and reporting requirements and is secured by a General Security Agreement constituting a first ranking security interest in all personal property of the Company.

On January 6, 2017, the Company received proceeds of $9,413,458 for the first tranche of the term loan, net of transaction costs for professional and legal fees in the amount of $586,542.

| 61 |

Corporate Information

DIRECTORS	OFFICERS
William A. Mackinnon, FCPA, FCA**, 2*	Rick Mangat, Ph.D.
Chairman	President and Chief Executive Officer

Lisa Colleran	Roger Deck, CPA, CA
Corporate Director	Chief Financial Officer

Anthony F. Griffiths1, 3*	Derrick Guo, JD, CPA, CA
Corporate Director	General Counsel & Corporate Secretary

Karen A. Lictra[3]	Lori Swalm
Corporate Director	Senior Vice President, Regulatory, Clinical & Economic Affairs

Rick Mangat, Ph.D.	Tom Tamberrino
President and Chief Executive Officer	Vice-President, Sales & Marketing

Patrice Merrin1*, 2
Corporate Director

Thomas Wellner1,2	CORPORATE OFFICE
President and CEO, Revera Inc.	Novadaq Technologies Inc.
5090 Explorer Drive, Suite 202
Robert S. White3	Mississauga, Ontario L4W 4TW
President and CEO, Entellus Medical, Inc.	T 905.629.3822
T 1.855.NOVADAQ (668.2327)
F 905.247.0656
www.novadaq.com

1 Governance Committee

2 Audit Committee

3 Compensation Committee

* Denotes Committee Chair

** Denotes Chairman of the Board

| 62 |

Shareholder Information

AUDITORS	MARKETS
KPMG LLP	The Company’s common shares are listed on the Toronto
333 Bay Street, Suite 400	Stock Exchange (“TSX”) under the symbol “NDQ”
Toronto, Ontario	and Nasdaq (“NASDAQ”) under the symbol “NVDQ”.
M5H 2SZ
ANNUAL MEETING
Novadaq will hold its Annual and Special Meeting of the
LEGAL COUNSEL	Shareholders on May 17, 2017 at 9:30 a.m. at
Stikeman Elliott LLP	Stikeman Elliott LLP
5300 Commerce Court West	5300 Commerce Court West
199 Bay Street	199 Bay Street, Suite 5300
Toronto, Ontario M5L 1B9	Toronto, Ontario M5L1B9

TRANSFER AGENT	ON THE INTERNET
Computershare Trust Company of Canada	Interested investors may browse Novadaq’s corporate
100 University Avenue	website at www.novadaq.com to obtain regularly
Toronto, Ontario M5J 2Y1	updated information, including press releases, webcasts, share trading data, regulatory filings and financial statements.

INVESTOR RELATIONS
Please direct inquiries and shareholder requests to:
Lynn Pieper Lewis or Leigh Salvo
(415) 937-5404
email: investors@novadaq com

TRADEMARKS

NOVADAQ, SPY, SPY PAQ, SPY ELITE, SPY Q, SPY-Q, SPY-QCM, SPY CSF, SPY COLOR-SEGMENTED FLUORESCENCE, iSPIES, SPY AGENT, SPY-PHI, SPY-PHI, SPYPHI, LUNA, LUNA PAQ, PINPOINT, PINPOINT S1, PINPOINT S3, PINPOINT PAQ, NOVADAQ PINPOINT, PINPOINT A SPY TECHNOLOGY, NOVADRAPE, PILLAR, FILM, IMAGING ILLUMINATED, ILLUMINATED BY SPY FLUORESCENCE, NOVAGREEN, N=1 and Illumination Square Design.

| 63 |